Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

ANNOUNCEMENT OF ANNUAL RESULTS FOR
THE YEAR ENDED DECEMBER 31, 2025; AND
CHANGE OF COMPANY SECRETARY AND

AUTHORISED REPRESENTATIVE

●	Product sales and commercial rights revenue in 2025 increased 90% year-over-year to RMB574.1 million (US$82.1 million)

●	Sales of Olverembatinib in 2025 increased 81% year-over-year to RMB435.3 million (US$62.2 million)

●	Sales of Lisaftoclax since launch during last five months of 2025 were RMB70.6 million (US$10.1 million)

●	Nine registrational phase III clinical trials in progress worldwide, including four cleared by FDA and EMA

Ascentage Pharma Group International (referred hereinto as “Ascentage Pharma,” the “Company,” the “Group,” “we,” “us” or “our”), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, is pleased to announce its unaudited financial results for the year ended December 31, 2025, and updates on key clinical and commercial developments.

Dr. Dajun Yang, Chairman and Chief Executive Officer of Ascentage Pharma, said, “As we reflect on our achievements in 2025, I am delighted to report that Ascentage Pharma has made remarkable strides in advancing our mission to deliver innovative therapies to patients worldwide. On January 28, 2025, the Company issued 7,325,000 new ADSs (representing 29,300,000 new Ordinary Shares) during a NASDAQ Initial Public Offering at an offer price of US$17.25 per ADS (equivalent to approximately HK$33.57 per underlying share based on the representation ratio). The net proceeds raised in respect of the Firm ADSs under the Offering were approximately US$132.5 million (equivalent to approximately HK$983.6 million). In addition, from the Hong Kong market to NASDAQ, Ascentage Pharma become the first dual-listed biopharmaceutical company on NASDAQ following a HKEX Listing. Furthermore, on July 17, 2025, the Company issued 22,000,000 new Ordinary Shares for US$190.1 million (equivalent to approximately HK$1,492.5 million) in net proceeds in a follow-on placing of existing shares and top-up subscription of news shares on the Stock Exchange.

We have also made solid progress in advancing our commercialization strategy. In China, product sales of Olverembatinib gained significant traction in 2025, representing first full year of sales after inclusion in the NRDL, which has markedly enhanced accessibility for patients in China.

Our overall commercial momentum continued with the advancement of Lisaftoclax. In July 2025, Lisaftoclax was approved for the treatment of adult patients with chronic lymphocytic leukemia/ small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy, including Bruton’s tyrosine kinase, or BTK, inhibitors. Following regulatory approval, we initiated in short order the commercial launch of Lisaftoclax in China. The approval for Lisaftoclax demonstrates Ascentage Pharma’s exceptional ability to execute its overall strategy in translating new discovery and clinical development to novel, approved products.

Our clinical development programs also achieved significant progress over the past year. In 2025, Lisaftoclax received clearance by the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) to initiate a global registrational Phase III study in first-line treatment in higher-risk myelodysplastic syndrome (HR-MDS). Lisaftoclax has the potential to transform the treatment landscape of HR-MDS. Meanwhile, Olverembatinib received clearance by the U.S. FDA and EMA to initiate a global registrational Phase III study in combination with low-intensity chemotherapy for the treatment of first-line patients with Philadelphia chromosome-positive acute lymphoblastic leukemia (1L Ph+ ALL). Presently, we are conducting nine registrational trials in total, including four that were cleared by EMA and FDA, for Olverembatinib, Lisaftoclax and APG-2449. These developments highlight our commitment to addressing unmet medical needs through rigorous clinical innovation.

We believe Ascentage Pharma is on a transformative path to becoming a global innovative hematology-oncology leader. The commercialization of Olverembatinib and Lisaftoclax in China, the progress and continued development of our other clinical-stage small molecule drug assets, and our listing on NASDAQ in the U.S., reflect the overall growth and long-term vision of Ascentage Pharma. For 2026, we remain focused on accelerating the development of our overall pipeline of potential life-changing therapies, expanding our global footprint, and creating sustainable value for all stakeholders.”

FINANCIAL HIGHLIGHTS

For the year ended December 31, 2025, revenues were generated from the sales of pharmaceutical products, commercialization rights income from Innovent Suzhou and service income. Revenue for the year ended December 31, 2025 decreased to RMB574.1 million (US$82.1 million) compared to RMB980.7 million (US$134.3 million) for the year ended December 31, 2024, which was primarily attributable to intellectual property revenue of RMB678.4 million (US$92.9 million) from entering into an exclusive option agreement with Takeda during the year ended December 31, 2024. Product sales from Olverembatinib in China increased by RMB194.3 million (US$29.2 million), or 80.6%, to RMB435.3 million (US$62.2 million) for the year ended December 31, 2025 compared to RMB241.0 million (US$33.0 million) for the year ended December 31, 2024.

Selling and distribution expenses of the Group increased by RMB157.6 million (US$23.7 million) or 80.4%, to RMB353.6 million (US$50.6 million) for the year ended December 31, 2025, as compared to RMB196.0 million (US$26.9 million) for the year ended December 31, 2024. This increase was attributable to the increased commercialization activities for Lisaftoclax and Olverembatinib.

Research and development expenses of the Group increased by RMB190.2 million (US$32.9 million), or 20.1%, to RMB1,137.4 million (US$162.7 million) for the year ended December 31, 2025, from RMB947.2 million (US$129.8 million) for the year ended December 31, 2024. The increase was attributable to increased clinical trial expenses.

Administrative expenses of the Group increased by RMB59.2 million (US$9.6 million), or 31.6%, to RMB246.3 million (US$35.2 million) for the year ended December 31, 2025, from RMB187.1 million (US$25.6 million) for the year ended December 31, 2024. The increase was mainly due to additional staff hiring.

Finance costs of the Group decreased by RMB10.4 million (US$1.1 million), or 16.1%, to RMB54.1 million (US$7.7 million) for the year ended December 31, 2025, from RMB64.5 million (US$8.8 million) for the year ended December 31, 2024. This was due to the decrease in the interest rate incurred in relation to bank borrowings.

For the year ended December 31, 2025, the Group reported other expenses of RMB73.6 million (US$10.5 million), as compared to other expenses of RMB9.1 million (US$1.2 million) for the year ended December 31, 2024, which represented an increase of RMB64.5 million (US$9.3 million), or 711.0%. The increase was primarily attributable to the increase of RMB29.5 million in fair value loss in 2025 from the acquisition of Guangzhou Healthquest Pharma Co., Ltd. in December 2016.

As a result of the foregoing, the loss of the Company increased by RMB837.3 million (US$122.1 million), or 206.4%, to RMB1,243.0 million (US$177.7 million) for the year ended December 31, 2025, from RMB405.7 million (US$55.6 million) for the year ended December 31, 2024.

As of December 31, 2025, the Group’s cash and bank balances were RMB2,470.1 million (US$353.2 million), which increased by RMB1,208.9 million (US$180.4 million), or 95.9%, when compared with RMB1,261.2 million (US$172.8 million) as at December 31, 2024. It was mainly due to cash inflow of US$132.5 million from the Initial Public Offering of American depositary shares and US$190.1 million from the 2025 placing of new Shares on the Stock Exchange.

BUSINESS HIGHLIGHTS

Lisaftoclax approval for CLL/SLL

●	On July 10, 2025, we announced that Lisaftoclax, our proprietary Bcl-2 inhibitor, was approved for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors.

●	This approval for Lisaftoclax demonstrates Ascentage Pharma’s exceptional ability to execute its overall strategy in translating new discovery and clinical development to approved products. Lisaftoclax is the first Bcl-2 inhibitor to receive conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second ever Bcl-2 inhibitor commercially approved.

●	Revenue from sales of Lisaftoclax in China achieved RMB70.6 million (US$10.1 million) for the year ended December 31, 2025.

Olverembatinib revenue grew significantly after NRDL coverage expansion

●	Revenue from sales of Olverembatinib in China increased 80.6% to RMB435.3 million (US$62.2 million) for the twelve months ended December 31, 2025, compared to RMB241.0 million (US$33.0 million) for the twelve months ended December 31, 2024.

●	All approved indications of Olverembatinib have been covered since January 2025 by the China’s National Reimbursement Drug List, or NRDL, which bolstered the affordability and accessibility of the drug in China.

●	The number of hospitals where Olverembatinib is on formulary in Direct-to-Patient, or DTP, pharmacies reached 825 as of December 31, 2025, a 12.4% increase compared to 734 as of December 31, 2024. In particular, the number of hospitals where Olverembatinib is on formulary increased approximately 36.5% over the same period to 355 hospitals as of December 31, 2025 from 260 hospitals as of December 31, 2024.

U.S. FDA and EMA both cleared a global registrational Phase III study of Lisaftoclax for the first-line treatment of patients with HR-MDS, which has the potential to transform the treatment landscape of HR-MDS and may potentially end the longstanding treatment gap in HR-MDS

●	In 2025, Ascentage Pharma received clearance by the U.S. FDA and the EMA to conduct a global registrational Phase III study (GLORA-4) of Lisaftoclax in combination with azacitidine (AZA), for the treatment of patients with first-line HR-MDS. We believe Lisaftoclax is the only targeted therapy being advanced in a registrational Phase III trial in HR-MDS globally. This study, if positive, may potentially end the longstanding treatment gap in this disease.

Olverembatinib received clearance from the FDA and EMA for a global registrational Phase III trial in first-line Ph+ ALL patients

●	In December 2025, the global registrational Phase III study (POLARIS-1) of Olverembatinib in combination with low-intensity chemotherapy for the treatment of patients with 1L Ph+ ALL received clearance from the FDA and EMA.

●	In December 2025, the Part 1 data of POLARIS-1 was presented at the at the 67th ASH Annual Meeting in Orlando. In first-line Ph+ ALL patients, Olverembatinib in combination with low-intensity chemotherapy demonstrated an MRD-negative CR rate of 64.2% at the end of three cycles of induction therapy and a favorable safety profile to date.

BTK-targeted protein degrader, APG-3288, has received investigational new drug (IND) application clearance from the U.S. FDA and China Center for Drug Evaluation (CDE) and is poised to enter a clinical study in patients with relapsed/refractory hematologic malignancies

●	In January 2026, we announced that APG-3288, our proprietary BTK-targeted protein degrader received IND clearance from the U.S. FDA. In addition, we announced in February 2026 that the CDE provided clearance for APG-3288. We plan to conduct a multicenter, open-label Phase I study designed to evaluate the safety, tolerability, pharmacokinetic (PK) profile, and preliminary efficacy of APG-3288 in patients with relapsed/refractory hematologic malignancies.

For details of any of the foregoing, please refer to the rest of this announcement and, where applicable, the Company’s prior announcements published on the websites of the Stock Exchange and the Company.

MANAGEMENT DISCUSSION & ANALYSIS

OVERVIEW

We are a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer.

Our two approved oncology drug products, Olverembatinib and Lisaftoclax, were developed by us to treat multiple major hematological malignancies as well as solid tumors that occur globally. Currently, for hematological malignancies, Olverembatinib is directed towards or intended to address chronic myeloid leukemia, or CML, and acute lymphocytic leukemia, or ALL, and Lisaftoclax is directed towards or intended to address chronic lymphocytic leukemia, or CLL, small lymphocytic leukemia, or SLL, acute myeloid leukemia, or AML, and higher-risk myelodysplastic syndrome, or HR-MDS. These particular hematological diseases alone are expected to exceed US$166 billion in aggregate market size by 2035, according to an industry report commissioned by us and independently prepared by Frost & Sullivan, or the F&S Report.

Our first product, Olverembatinib, is a novel, third-generation tyrosine kinase inhibitor, or TKI, that was the first BCR-ABL1 TKI approved in China for treatment of patients with CML in chronic phase, or CML-CP, with T315I mutations, CML in accelerated phase, or CML-AP, with T315I mutations, and CML-CP that is resistant and/or intolerant to first and second-generation TKIs. We are currently commercializing Olverembatinib in China. Since January 2025, all approved indications of Olverembatinib by the CDE have been included in the NRDL, which bolstered the affordability and accessibility of the drug in China. We are currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called POLARIS-2, of Olverembatinib in CML patients, who have been previously treated with at least two prior TKIs, and currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called POLARIS-1 of Olverembatinib in first-line Ph+ ALL patients. In addition, we are conducting multinational Phase III registrational trial for succinate dehydrogenase- (SDH-) deficient gastrointestinal stromal tumor (GIST) patients.

Our second product, Lisaftoclax, is a novel Bcl-2 inhibitor that we announced approval for on July 10, 2025, by the NMPA for the treatment of adult patients with CLL/SLL, who have previously received at least one systemic therapy including BTK inhibitors. This milestone makes Lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor ever to be commercially approved. We are also currently conducting four registrational Phase III clinical trials of Lisaftoclax: (1) the global GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response, (2) the multinational GLORA-2 study in combination with acalabrutinib in first-line CLL/SLL patients, (3) the multinational GLORA-3 study in combination with azacitidine, or AZA, in first-line elderly and unfit AML patients; and (4) the global GLORA-4 study in combination with AZA in first-line HR MDS patients.

Our central strategy has been to leverage our expertise in chemistry to synthesize inhibitors targeting proteins and pathways that drive the key hallmarks of cancer. Beyond our two products, we have several other clinical-stage assets in U.S., China, and international clinical trials. As of the date of this announcement, we have utilized our knowledge of small molecule discovery together with our ability to execute clinical trials globally to develop novel treatments to address unmet medical needs in cancer. Backed by our strong scientific foundation, we use state-of-the-art technologies to discover and develop innovative therapeutic agents directed towards our target patient populations.

We are empowered by our technical expertise in structure-based drug design and our innovative drug discovery engine, which allows us to address unmet medical needs by targeting key apoptotic pathways and tyrosine kinases that have been validated in the field. These core competencies have allowed us to develop small molecule and degrader candidate therapeutics against a range of well-characterized apoptotic targets including Bcl-2, Bcl-2/Bcl-xL, IAP, and MDM2-p53. In addition, we are building next-generation cell signalling inhibitor candidates (i.e., BCR-ABL1, ALK, FAK, ROS inhibitors) as well as epigenetic-modifying agents (i.e., PRC2 inhibitor). Earlier stage in our pipeline, we are harnessing our deep understanding of protein degraders to develop a wide range of therapeutic candidates, specifically proteolysis targeting chimera molecules, or PROTACs, that target traditionally undruggable proteins that are implicated in oncogenesis. We believe that we are the only company in the world with active clinical programs targeting all three known classes of key apoptosis regulators including Bcl-2 family, Inhibitor of Apoptosis Proteins, or IAPs, and the MDM2-p53 pathway.

Leveraging our robust internal research and development capabilities, we have built an intellectual property portfolio spanning globally. As of December 31, 2025, we have 512 issued patents globally, which includes over 50 new patents issued during the reporting period and net of abandonment of certain patents unrelated to our core product portfolio. 374 issued patents were issued outside of China as of December 31, 2025.

We have also established collaborations and other relationships with leading biotechnology and pharmaceutical companies around the world, including a collaboration and license agreement with Innovent as well as clinical collaboration agreements with AstraZeneca, Merck & Co., and Pfizer Inc. We also have research and development collaborations with leading research institutions, including, but not limited to, Dana-Farber Cancer Institute, Mayo Clinic, MD Anderson Cancer Center, National Cancer Institute, and the University of Michigan.

BUSINESS REVIEW

Product Pipeline

The following table summarizes our clinical-stage pipeline consisting of seven small molecule drug candidates, including ongoing trials for Olverembatinib and Lisaftoclax for oncology indications beyond those currently approved in China, along with the development status of each candidate, as of December 31, 2025:

1.	Approved in November 2021 in China for the treatment of adult patients with TKI-resistant CML-CP and CML-AP harboring the T315I mutation, has been included into the China 2022 NRDL effective March 1, 2023.

2.	Approved in November 2023 in China for the treatment of adult patients with CML-CP resistant and or intolerant first and second generation TKIs, has been included into the China 2024 NRDL effective January 1, 2025.

3.	In July 2025, Lisaftoclax was approved by NMPA in China for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors.

Core Product Candidate

Olverembatinib (HQP1351)

Our first product, Olverembatinib, is a novel, third-generation TKI and the first BCR-ABL1 TKI approved in China for treatment of patients with CML-CP with a T315I mutation, CML-AP with a T315I mutation, and CML-CP that is resistant and/or intolerant to first and second-generation TKIs. Olverembatinib received support from China’s National Major New Drug Discovery and Manufacturing Program. Since January 2025, all approved indications of Olverembatinib are covered by the China’s NRDL, which bolstered the affordability and accessibility of the drug in China.

As of the date of this announcement, the FDA has granted four Orphan Drug Designations (ODDs) for Olverembatinib, including in CML, ALL, AML and GIST, as well as Fast-Track Designation for treatment of CML in patients with certain genetic markers who have failed to respond to treatments with existing TKIs. Olverembatinib was also granted an Orphan Designation by the EMA for the treatment of CML. Olverembatinib was included as an Emerging Treatment Option in the 2024 National Comprehensive Cancer Network (NCCN) USA guidelines for the management of CML and in the updated 2025 European LeukemiaNet recommendations. In addition, Olverembatinib has been included in the 2025 edition of the Chinese Medical Association’s Guidelines for the Diagnosis and Treatment of Chronic Myeloid Leukemia in China, the 2025 edition of the Chinese Anti-Cancer Association (CACA) Guidelines for Holistic Integrative Management of Cancer, and the 2025 edition of the Chinese Society of Clinical Oncology (CSCO) Guidelines .

The following table summarizes registrational trials that were completed or ongoing worldwide for Olverembatinib:

1.	Approved in November 2021 in China for the treatment of adult patients with TKI-resistant CML-CP and CML-AP harboring the T315I mutation, has been included into the China 2022 NRDL effective March 1, 2023.

2.	Approved in November 2023 in China for the treatment of adult patients with CML-CP resistant and or intolerant first and second generation TKIs, has been included into the China 2024 NRDL effective January 1, 2025.

The recent progress of Olverembatinib is as follows:

Commercial progress

●	Revenue from sales of Olverembatinib in China increased 80.6% to RMB435.3 million (US$62.2 million) for the year ended December 31, 2025, compared to RMB241.0 million (US$33.0 million) for the year ended December 31, 2024.

All approved indications of Olverembatinib are covered since January 2025 by China’s NRDL, which bolstered the affordability and accessibility of the drug in China.

●	The number of DTP pharmacies and hospitals where Olverembatinib is on formulary reached 825 as of December 31, 2025, a 12.4% increase compared to 734 as of December 31, 2024. In particular, the number of hospitals where Olverembatinib is on formulary increased 36.5% over the same period to 355 hospitals as of December 31, 2025 from 260 hospitals as of December 31, 2024.

Clinical progress

●	We received clearance from the U.S. FDA and the EMA to conduct a global registrational Phase III study (POLARIS-1) of its compound under investigation, Olverembatinib, in combination with chemotherapy for the treatment of first-line Ph+ ALL patients.

●	We continue enrolment in a registrational Phase III clinical trial of Olverembatinib in combination with chemotherapy versus investigator choice TKI in combination with chemotherapy in first-line Ph+ ALL patients (POLARIS-1).

●	We continue enrolment in a FDA-cleared registrational Phase III clinical trial of Olverembatinib for previously treated CML-CP patients, both with and without T315I mutation (POLARIS-2).

●	We continue enrolment in a registrational Phase III clinical trial of Olverembatinib for the treatment of patients with SDH-deficient GIST who have failed prior systemic treatment (POLARIS-3).

●	We obtained Breakthrough Therapy Designation (BTD) for Olverembatinib in March 2025 from the CDE of China’s NMPA for combination with low-intensity chemotherapy for the treatment of first-line Ph+ ALL patients.

●	We are evaluating Olverembatinib in combination with the Bcl-2 inhibitor Lisaftoclax in early phase clinical trials.

Updated Clinical Data Highlights

●	In December 2025, the updated results from multiple studies of Olverembatinib were presented at the at the 67th ASH Annual Meeting in Orlando. Updated results from Part 1 (dose escalation) of POLARIS-1, a global phase 3 study of Olverembatinib combined with low-intensity chemotherapy in patients with 1L Ph+ ALL demonstrated an MRD-negative CR rate of 64.2% at the end of three cycles of induction therapy as well as a favorable safety profile.

Also, Olverembatinib demonstrated efficacy vs. best available therapy (BAT) in 144 patients with CML-CP resistant and/or intolerant to first and second-generation TKIs in a 4-year follow-up study of the patient population from the registrational Phase 2 trial that led to the approval of Olverembatinib. Specifically, the Olverembatinib arm achieved a significantly longer EFS than the BAT arm: among all patients with CML-CP, the median EFS of the Olverembatinib arm and the BAT arm were 21.2 months and 2.9 months, respectively. Among patients with CML-CP without the T315I mutation, the Olverembatinib arm demonstrated an EFS of 11.9 months, which was also significantly longer than the 3.1 months observed in the BAT arm. Notably, the long-term follow-up data showed a favorable safety profile, with vascular occlusion reported by 7% of patients.

Updated data in 47 patients with CML-CP demonstrated that Olverembatinib may provide a safe and effective second-line treatment for patients with CML-CP, especially for those with disease that had failed on first-line treatment with second-generation TKIs. In patients who failed first-line treatment with second-generation TKIs, Olverembatinib demonstrated a CCyR rate of 76.7% and an MMR rate of 43.3%. Moreover, patients’ molecular responses continue to increase with extended treatment duration, reaching 60% major molecular response at 21 cycles.

The preclinical and clinical study of Olverembatinib in patients with myeloid/lymphoid neoplasms with FGFR1 rearrangement was also presented. Among 17 evaluable patients, 13/17 (76.5%) patients achieved CR/CRh/CHR, among whom 1 achieved CCyR and 2 achieved CMR at 2 months’ evaluation. With a median (range) follow-up of 11 (2-38) months, 11 patients were still alive with no detected disease.

A real- world analysis of efficacy and safety of Olverembatinib in 64 patients transplant-eligible Blast Crisis CML, which is the most advanced phase of CML, was also presented at ASH 2025. The patients in this study also had cytogenic abnormalities and complex karyotypes. Patients were either enrolled in a cohort receiving a first or second generation TKIs or an Olverembatinib treatment group. The Olverembatinib cohort achieved significantly improved MMR (61.9% vs 16.3%, p<0.001) and CMR (23.8% vs 4.7%, p<0.05). In addition, two-year OS and two-year PFS was 87.1% and 75.8% in the Olverembatinib cohort vs. 57.2% and 52.6% in the first or second generation TKI treated cohort.

●	Clinical and translational data from a Phase Ib study of Olverembatinib in patients with GIST, which was published in November 2025 by the renowned scientific journal Signal Transduction and Targeted Therapy (Impact Factor: 52.7), demonstrated promising efficacy and safety of Olverembatinib in patients with SDH-deficient GIST and revealed a novel mechanism through which Olverembatinib exerts antitumor effects by modulating lipid metabolism.

●	A study aimed to investigate the efficacy and safety of an Olverembatinib-venetoclax regimen before bridging to hematopoietic stem-cell transplantation (HSCT) in adult Ph/BCR-ABL1+ALL patients with refractory/relapsed disease or persistent MRD was published in December 2025 in the Annals of Hematology. This study demonstrated that 15 out of 17 patients (83.3%) with Ph+ ALL achieved successful bridging to allo-HSCT. The 2-year overall survival and relapsed free survival rates were 88.2 ± 7.8% and 79.4 ± 10.9%, respectively, after a median follow-up of 856-day post-HSCT. Furthermore, adverse events were mostly Grade 1 and 2, demonstrating long-term safety post-transplantation.

●	In June 2025, the updated results from multiple studies of Olverembatinib were presented as posters at the 2025 European Hematology Association Hybrid Congress. Collectively, these studies showed broad therapeutic potential of Olverembatinib for the treatment of Ph+ ALL. In one prospective study prospective of the combination of Olverembatinib and blinatumomab, all patients achieved CR after only one cycle of treatment with OS and EFS at 100% and 91.6%, respectively. Olverembatinib in combination vindesine and prednisone as well as in combination with inotuzumab ozogamicin also achieved strong clinical response and relapse-free survival. In addition, CR/CHR was achieved in patients with myeloid/ lymphoid neoplasm with FGFR1 rearrangement, with potential to enable allo-HSCT.

●	In April 2025, we released data of Olverembatinib in combination with Lisaftoclax overcoming venetoclax resistance in preclinical models of AML as well as preclinical data of Olverembatinib in combination with Lisaftoclax in T-ALL at the 2025 American Association for Cancer Research (AACR 2025).

Expected Progress of Olverembatinib

In 2026, we will continue to advance enrollment in the POLARIS-1, POLARIS-2, and POLARIS-3 trials.

Key Products and Pipeline Candidates

Lisaftoclax (APG-2575)

Lisaftoclax is a novel, oral Bcl-2 inhibitor developed to treat a variety of hematologic malignancies and solid tumors by selectively blocking Bcl-2 to restore the normal apoptotic process in cancer cells. In July 2025, Lisaftoclax was approved by China’s NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors, which makes Lisaftoclax the first ever Bcl-2 inhibitor receiving conditional approval and marketing authorization in China as well as the second Bcl-2 inhibitor ever approved commercially. In addition, Lisaftoclax was recommended in the 2025 CSCO Lymphoma Diagnosis and Treatment Guidelines for the treatment of relapsed/refractory CLL/SLL patients. Currently, Lisaftoclax has received clearances and approvals for clinical studies in China, the United States, Australia, and Europe, in indications including CLL/SLL, Non-Hodgkin’s lymphoma, or NHL, AML, MM, MDS, Waldenström’s macroglobulinemia, or WM, and certain solid tumors. Furthermore, the FDA has granted five ODDs to Lisaftoclax, specifically for the treatment of patients with follicular lymphoma, or FL, WM, CLL, MM, AML.

The following table summarizes the registrational trials completed or ongoing for Lisaftoclax:

1.	In July 2025, Lisaftoclax was approved by NMPA in China for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors.

A summary of recent progress of Lisaftoclax is as follows:

Commercial progress

●	On July 10, 2025, Lisaftoclax was approved by China’s NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors, which makes Lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor approved globally. Shortly after the approval, we have commenced the commercial sales of Lisaftoclax in China. Revenue from sales of Lisaftoclax in China achieved RMB70.6 million (US$10.1 million) for the year ended December 31, 2025.

Clinical progress

●	We continue enrolment in a global, registrational Phase III clinical trial, called GLORA-4, of Lisaftoclax in combination with AZA for the treatment of first-line HR-MDS patients. GLORA-4 is a global trial has also been cleared by the FDA and EMA.

●	We continue enrolment in a registrational Phase III clinical trial, called GLORA-3, of Lisaftoclax in combination with AZA for the treatment of first-line elderly or unfit AML patients.

●	We continue enrolment in a registrational Phase III clinical trial, called GLORA-2, to evaluate Lisaftoclax in combination with the BTK inhibitor acalabrutinib, versus immunochemotherapy in treatment-naïve patients with CLL/SLL, to validate a fixed duration of combination regimen as a first-line treatment.

●	We continue enrolment in an FDA-cleared registrational Phase III clinical trial, called GLORA, of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors.

●	The Phase Ib/II clinical trials of Lisaftoclax in combination with other therapies for the treatment of patients with MM in the United States is ongoing.

●	The phase Ib/II study of Lisaftoclax as a single agent or in combination with other therapies for the treatment of patients with AML/MDS, including patients resistant to venetoclax, are ongoing in China.

●	Phase Ib/II studies of Lisaftoclax in combination with other therapies for the treatment of patients with AML/MDS are also ongoing in the United States

●	A Phase Ib/II study of Lisaftoclax, both as a single agent and in combination with the BTK inhibitor ibrutinib or combination with rituximab for the treatment of patients with WM, is ongoing in the United States, Australia, and China.

Updated Clinical Data Highlights

●	In December 2025, we did an oral presentation at the 67th ASH Annual Meeting featuring the results of our pivotal, registrational Phase 2 study in China of Lisaftoclax monotherapy for treatment of patients with relapsed/refractory CLL/SLL who had failed BTK inhibitors. Objective response rate (ORR) was the primary endpoint of this trial. Patients in this study were refractory, relapsed, or intolerant to either BTK inhibitors or immunochemotherapy, or both, or had failed prior BTK inhibitors and ineligible for immunochemotherapy. As of July 25, 2025, among 72 evaluable patients with R/R CLL/SLL, the ORR as confirmed by the Independent Review Committee was 62.5%. Median progression-free survival (mPFS) was 23.89 months with a median follow-up of 22.01 months. Among high-risk patients (those with poor prognostic genotypes such as the del(17p)/TP53 mutation, chromosomal complex karyotype, and unmutated IGHV), 21.8% of patients achieved minimal residual disease (MRD) negativity in peripheral blood. In 11 evaluable patients with bone marrow MRD, 6 achieved MRD-negativity. In addition, Lisaftoclax demonstrated a manageable safety profile in BTKi-pretreated patients. In addition, we present updated results of Lisaftoclax combined with AZA in patients with newly diagnosed or prior venetoclax-exposed myeloid malignancies. These preliminary clinical data show that the combination regimen of Lisaftoclax plus AZA holds promise in overcoming venetoclax resistance, therefore potentially offering a new treatment option to patients with AML/HR-MDS.

●	In June 2025, we did an oral presentation at the 61st ASCO Annual Meeting updated results of Lisaftoclax combined with AZA in patients with myeloid malignancies that are treatment-naïve (TN) or that have had prior venetoclax exposure from an ongoing multi-country, multi-center Phase Ib/II study. As of the data cutoff in April 2025, 103 patients were enrolled, including patients with TN or R/R AML or MDS. The data of this study once again underscored the promising antitumor activity and manageable tolerability of Lisaftoclax in myeloid malignancies. It was reported in this study that Lisaftoclax was able to achieve tumor responses for the first time in patients that were refractory to venetoclax. Specifically, in efficacy-evaluable venetoclax-refractory patients with R/R AML/Mixed Phenotype Acute Leukemia, or MPAL, the ORR was 31.8%, suggesting that Lisaftoclax has a favorable antitumor profile and is differentiated from other drug candidates within the same class. This is also the third consecutive year for which this ongoing clinical study of Lisaftoclax was selected for presentation at the ASCO Annual Meeting.

Expected upcoming developments for Lisaftoclax

●	We plan to initiate clinical studies to confirm Lisaftoclax’s potential to overcome venetoclax resistance in patients who have failed venetoclax treatment.

●	We will continue to advance enrolment of GLORA, GLORA-2, GLORA-3, GLORA-4 trial in 2026.

●	We plan to actively advance the inclusion of Lisaftoclax in China’s NRDL in 2026.

APG-2449

APG-2449 is a novel, orally active, small-molecule inhibitor of focal adhesion kinase, or FAK, a third-generation inhibitor of anaplastic lymphoma kinase, or ALK, and an inhibitor of receptor tyrosine kinase C-ROS oncogene 1, or ROS1. It is a triple ligase kinase inhibitor designed and developed by Ascentage Pharma. It is the first FAK inhibitor approved by CDE for clinical studies in China. A first-in-human trial, cerebrospinal fluid pharmacokinetics or PK analyses showed that APG-2449 was brain-penetrant. An updated study of APG-2449 demonstrated preliminary clinical benefit in patients with non-small cell lung cancer, or NSCLC, whose disease was TKI naïve and resistant to second-generation ALK inhibitors, especially in those with brain metastases. In addition, high phosphorylated FAK, or pFAK, expression levels in baseline tumor tissue correlated with improved APG-2449 treatment responses in patients with NSCLC-resistant to second-generation ALK inhibitors, suggesting that increasing pFAK levels may be a viable therapeutic approach for treating tumors resistant to second-generation ALK TKIs. Furthermore, we are investigating the potential synergistic effect of APG-2449 with inhibitors targeting the MAPK pathway, including RAS, MEK, and BRAF inhibitors.

Recent progress of APG-2449 is as follows:

Clinical progress

●	Two CDE-cleared registrational Phase III clinical trials are ongoing that are separately evaluating APG-2449 in patients with NSCLC who are resistant to or intolerant of second generation ALK TKIs and treatment-naïve patients with ALK-positive advanced or locally advanced NSCLC.

●	A Phase 1b/2 study of APG-2449 in combination with liposomal doxorubicin hydrochloride in platinum-resistant ovarian cancer is ongoing.

Updated Development Highlights

●	In April 2025, we released updated preclinical data of APG-2449 at AACR 2025, demonstrating enhanced antitumor activity with chemotherapy in preclinical models of small cell lung cancer, or SCLC, with activated FAK.

●	In October 2025, we released Phase 1 trial of APG-2449 at eClinicalMedicine. APG-2449 demonstrating favorable preliminary safety, pharmacokinetics, and efficacy in TKI-untreated or second-generation ALK-resistant NSCLC. Higher baseline tumour phosphorylated FAK levels were associated with greater APG-2449 treatment benefit. Targeting FAK signaling may provide a feasible strategy for overcoming second-generation ALK TKI resistance.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET APG-2449 SUCCESSFULLY.

Alrizomadlin (APG-115)

Alrizomadlin (APG-115) is a novel, orally bioavailable, small-molecule inhibitor of mouse double minute 2-p53 homolog, or MDM2-p53, designed to be highly specific for disruption of the protein – protein interaction of MDM2 and p53 in order to restore activation of p53 tumor suppressor activity. APG-115 is undergoing multiple clinical studies in China, the United States, and Australia as a single agent or in combination with immunotherapy or chemotherapy for treating solid tumors and hematologic malignancies.

The FDA has granted six ODDs for alrizomadlin for the treatment of soft-tissue sarcoma, gastric cancer, AML, retinoblastoma, stage IIB-IV melanoma, and neuroblastoma. In addition, alrizomadlin has been granted two Rare Pediatric Disease Designations, or RPDD designations by the FDA for the treatment of neuroblastoma and retinoblastoma.

Recent progress of alrizomadlin is as follows:

Clinical progress

We are currently advancing the following clinical studies of alrizomadlin in the United States and/ or Australia:

●	A Phase Ib/II study of alrizomadlin monotherapy or in combination with pembrolizumab in patients with unresectable or metastatic melanoma (in collaboration with Merck & Co.) or other advanced solid tumors.

●	A Phase IIa study evaluating the pharmacokinetics, safety and efficacy of alrizomadlin as a single agent or in combination with Lisaftoclax in subjects with relapsed/refractory T-cell Prolymphocytic Leukemia, or R/R T-PLL, or NHL.

●	A collaborative research study of alrizomadlin monotherapy or in combination with chemotherapy in a Phase II study for the treatment of salivary gland cancer.

In addition, the CDE has granted approval for the following clinical trials of alrizomadlin in China:

●	A Phase Ib/II clinical study of alrizomadlin in combination with anti-PD-1 antibody (JS001) toripalimab, for the treatment of patients with advanced liposarcoma (LPS) or other advanced solid tumors.

●	A Phase Ib study of alrizomadlin as a single agent or in combination with azacitidine or cytarabine in patients with R/R AML and relapsed/progressed high-/very high-risk MDS.

●	A Phase I clinical study of alrizomadlin alone or in combination with Lisaftoclax in children with solid tumors is ongoing, current data indicates that Alrizomadlin alone or in combination with lisaftoclax showed a manageable safety profile, with preliminary antitumor activity in heavily pretreated relapsed/metastatic rhabdomyosarcoma (RMS) or other soft-tissue sarcomas (STSs).

Updated Clinical Development Highlights

●	In June 2025, we released clinical data from our Phase II study of alrizomadlin as a single agent or in combination with PD-1 inhibitor toripalimab in patients with advanced adenoid cystic carcinoma, or ACC, or other solid tumors in a poster presentation at the 61st ASCO Annual Meeting. In the monotherapy arm, 17 patients were efficacy-evaluable. The ORR was 16.7%, and the DCR was 100% in 12 patients with ACC. The DCR was 80% in 5 patients with MPNST, 4 of whom achieved stable disease (SD). In the combination arm, 29 patients were efficacy-evaluable. The ORR was 16.7% and the DCR was 100% in 6 patients with BTC. The ORR was also 16.7% and the DCR was 66.7% in 6 patients with LPS.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET ALRIZOMADLIN (APG-115) SUCCESSFULLY.

Pelcitoclax (APG-1252)

Pelcitoclax is a novel, highly potent, small-molecule drug candidate designed to restore apoptosis through dual inhibition of the Bcl-2/Bcl-xL proteins for the treatment of SCLC, NSCLC, neuroendocrine tumor and NHL. APG-1252 was granted an ODD by the FDA for the treatment of SCLC.

In various clinical trials conducted in the United States, Australia and China, patients have been treated with Pelcitoclax as a monotherapy or in combination with other antitumor agents. Pelcitoclax has been well tolerated in patients to date using either weekly or biweekly intermittent dosing schedules. Preliminary antitumor activity was observed as a single agent in heavily pretreated patients.

Recent progress of Pelcitoclax is as follows:

Clinical progress

Pelcitoclax is currently under investigation in a variety of combination trials, including:

●	A Phase Ib study of pelcitoclax plus osimertinib in patients with epidermal growth factor receptor, or EGFR, mutant NSCLC in China;

●	A Phase Ib/II study of pelcitoclax as a single agent or in combination with other therapeutic agents in patients with R/R NHL in China.

●	A Phase I study of pelcitoclax in combination with cobimetinib in recurrent ovarian and endometrial cancers.

Expected Progress of APG-1252

●	Plan to initiate a Phase I study in China evaluating the safety and PK of APG-1252 as a monotherapy and in combination in R/R AML.

●	Multiple IIT oncology studies to be conducted outside China.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET PELCITOCLAX (APG-1252) SUCCESSFULLY.

APG-5918

APG-5918 is a potent, orally bioavailable, and highly selective embryonic ectoderm development, or EED, inhibitor. EED is a core subunit of the Polycomb Repressive Complex 2, or PRC2. Preliminary study results from our preclinical models of anemia demonstrated that APG-5918 has the potential to improve hemoglobin or Hb insufficiency induced by chronic kidney disease, or CKD.

We have initiated an FDA-cleared multi-center, open-label Phase I clinical trial to evaluate the safety, pharmacokinetics, and efficacy of APG-5918 in patients with advanced solid tumors or lymphomas, including NHL, who have progressed or are intolerant to previously approved therapies or for whom no standard treatments are available.

Clinical progress

●	Ongoing Phase I clinical trial of APG-5918 for the treatment of patients with advanced solid tumors and hematologic malignancies in China and the U.S.

●	Ongoing Phase I clinical trial of APG-5918 for the treatment of patients with anemia-related indications in China. The first part of the single ascending dose, or SAD, study in healthy subjects has been completed, and the second part of multiple ascending dose, or MAD phase in anemic subjects is ongoing.

Updated Development Highlights

●	In December 2025, we released the preclinical results on APG-5918 at ASH 2025, demonstrating that APG-5918 can overcome immunomodulatory drug (IMiD) resistance as a monotherapy as well as exhibiting synergistic antitumor activity when combined with IMiDs or cereblon E3 ligase modulators (CELMoDs) in preclinical MM models.

●	In June 2025, we released preclinical results of APG-5918 at EHA 2025, demonstrating potent antitumor activity and synergistic activity with the histone deacetylase inhibitor tucidinostat in T-cell lymphoma (TCL) models.

●	In April 2025, we released preclinical data on APG-5918 at AACR 2025, demonstrating that APG-5918 showed potent single-agent antitumor activity and enhanced efficacy in combination with enzalutamide in preclinical prostate cancer models.

Expected Progress of APG-5918

●	During 2026, we will advance the clinical development of APG-5918 in oncology and anemia in the U.S. and China.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET APG-5918 SUCCESSFULLY.

APG-3288

APG-3288 is our first disclosed novel, highly potent and selective BTK degrader developed utilizing Ascentage Pharma’s proprietary proteolysis-targeting chimera (PROTAC) technology platform. This candidate induces the formation of a ternary complex consisting of the BTK target, the PROTAC, and the Cereblon E3 ubiquitin ligase, leading to proteasome-mediated degradation of the BTK target. Unlike conventional BTK inhibitors, APG-3288 is designed to act through degradation rather than inhibition, inducing rapid, potent, highly selective, and sustained degradation of both wild-type BTK and multiple BTK mutants associated with resistance to existing BTK inhibitors. Critically, this approach blocks the BCR-BTK signalling axis at its source, thereby overcoming resistance to BTK inhibitors and potentially providing a novel and differentiated therapeutic strategy for BTK-targeted treatment. In preclinical studies, compared to other BTK degraders in development, APG-3288 demonstrated more potent BTK degradation, higher selectivity, and more favorable PK properties that highlighted the drug’s potential.

Recent progress of APG-3288 is as follows:

Clinical progress

APG-3288 received IND clearance from the U.S. FDA in January 2026 and received IND application clearance from the China CDE in February 2026.

Expected Progress

During 2026, we will conduct a global Phase I study evaluating APG-3288’s PK, safety, tolerability, efficacy data in patients with relapsed/refractory B-cell malignancies, including in U.S. and China.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET APG-3288 SUCCESSFULLY.

Discovery programs

We continue to actively engage our internal discovery capability in pursuit of novel, differentiated, therapeutic candidates to add to our proprietary pipeline. The following summarizes some recent achievements from our ongoing discovery program activities:

Protein degraders

Our deep understanding of heterobifunctional molecules and ligase biology has allowed us to develop protein degraders targeting traditionally undruggable proteins of interest implicated in key oncologic pathways. We believe we have the ability to develop differentiated protein degraders with superior PK/PD profiles resulting in less off-target effects than observed with degraders in clinical development by others. We also believe we can develop cancer therapeutics targeted at resistance mechanisms that have traditionally plagued small molecule inhibitors, with our protein degrader candidates.

In the first quarter of 2026, we announced that APG-3288, our first novel, highly potent and selective BTK degrader, received IND clearance from the U.S. FDA and CDE. In addition, we identified and nominated our targeted protein degrader, or TPD, candidate for pre-clinical development. This orally bioavailable degrader is targeting the p53-MDM2 pathway. In the last twenty years, many highly potent and orally active MDM2 inhibitors have been developed as a way to activate the p53 tumor suppressor gene, and several are currently in clinical development, including alrizomadlin. However, inhibition of p53 often leads to upregulation of MDM2, which, in turn, has limited the efficacy of MDM2 inhibitors evaluated by others to date. Therefore, we believe that a degrader approach has the potential to be a transformative new strategy against these key oncology targets.

We have also identified several compounds from our protein degrader discovery capability that can rapidly reduce levels of the Bcl-xL protein in human cancer cell lines and thereby inhibiting their growth due to their dependency on Bcl-xL. Based on our initial studies, we believe our Bcl-xL protein degrader approach has the potential to demonstrate strong antitumor activity along with low levels of platelet toxicity. We are in process of selecting and nominating our first Bcl-xL degrader candidate for pre-clinical development. The potential candidates exhibit high selectivity for the Bcl-xL target, demonstrating potent cellular and degradation activity, and showing remarkable in vivo efficacy in xenograft mice models.

RESEARCH AND DEVELOPMENT

We have a proven track record of accomplishment in research discovery, global clinical development, and commercialization of novel biopharmaceuticals directed towards cancer. We plan to continue to diversify and expand our product pipeline through both in-house research and development and collaboration with biotechnology and pharmaceutical companies, as well as academic institutions. We have an experienced scientific advisory board, or SAB, chaired by Dr. Shaomeng Wang, our co-founder and non-executive director. Members of our SAB are physician scientists with expertise in cancer research and drug development. They are not our employees but periodically provide us with assistance and guide our clinical development programs through regularly scheduled SAB meetings.

For the years ended December 31, 2024 and 2025, our research and development expenses were RMB947.2 million (US$129.8 million) and RMB1,137.4 million (US$162.7 million), respectively.

INTELLECTUAL PROPERTY RIGHTS

Intellectual property rights are fundamental to our business. Through our robust research and development, we have strategically developed a global intellectual property portfolio with exclusive rights to issue patents or patent applications worldwide with respect to our products and product candidates. As of December 31, 2025, we cumulatively had 512 issued patents globally, this total includes over 50 new patents issued during the reporting period, while excluding the expiration and abandonment of certain patents unrelated to our core product portfolio. 374 issued patents were issued outside of China as of December 31, 2025.

COMMERCIALIZATION

Ascentage Pharma entered an accelerated commercialization phase driven by a “dual-engine” strategy: the cornerstone product, Olverembatinib, achieved substantial growth following the implementation of NRDLs, while the newly launched product, Lisaftoclax, rapidly scaled following its initial launch during the Reporting Period. Throughout 2025, the company rapidly expanded its commercial footprint, further strengthened its commercialization capabilities, and continued to grow its in-house sales team. At the same time, the company remained focused on enhancing product competitiveness through clinical value and evidence-based data, laying a solid foundation for sustainable long-term growth.

Annual Commercial Highlights

●	Revenue from sales of Olverembatinib and Lisaftoclax in China was RMB505.8 million (US$72.3 million) for the twelve months ended December 31, 2025, compared to RMB241.0 million (US$33.0 million) for the twelve months ended December 31, 2024, representing an increase of RMB264.8 million (US$39.3 million), or 109.9%.

●	Olverembatinib: revenue from sales of Olverembatinib in China was RMB435.3 million (US$62.2 million) for the twelve months ended December 31, 2025, compared to RMB241.0 million (US$33.0 million) for the twelve months ended December 31, 2024, representing an increase of RMB194.3 million (US$29.2 million), or 80.6%. The strong revenue growth was primarily driven by the expanded coverage in NRDL since the beginning of 2025, and the inclusion of CML-CP patients who are resistant and/or intolerant to first and second-generation TKIs. Continued growth has been supported by accelerated new patient prescriptions and an extended duration of treatment.

●	Lisaftoclax: Lisaftoclax was approved for marketing by the National Medical Products Administration (NMPA) on July 10, 2025 and the Company supplied the first batch of prescriptions as of July 25, 2025. Revenue from sales of Lisaftoclax in China was RMB70.6 million (US$10.1 million) for the five months ended December 31, 2025, demonstrating rapid post-launch penetration and uptake.

●	In 2025, our team covered more than 1,500 hospitals and over 800 pharmacies with the two commercialized products. In addition, Ascentage Pharma established strategic partnerships with leading pharmaceutical distributors in the PRC, achieving national wide drug distribution coverage.

●	Commercial Team Expansion: Our in-house commercial team has grown to more than 270 members, the vast majority of whom possess extensive professional experience in hematology-oncology field. For our two core products, the company adopted a specialized, product-dedicated organizational structure. With the continued expansion of the commercial team and capabilities, the company progressed from single-product commercialization to a “dual-engine” parallel strategy, supporting sustained growth of our cornerstone product, Olverembatinib, and the rapid uptake of the new launched product, Lisaftoclax.

Olverembatinib: Nationwide Scale-up Driven by NRDL Implementation

In 2025, Olverembatinib delivered robust growth, driven by its inclusion in the NRDL. While maintaining its strong position in key regions and core hospitals, we continued to advance market expansion and penetration. This included deeper penetration and market share gains in core hospitals, as well as faster coverage of additional hospitals to broaden patient access, improve prescription conversion, and extended duration of treatment. Expanded coverage across hospitals and DTP pharmacies further improved patient accessibility.

As of December 31, 2025, through its strategic commercial partnership with Innovent Biologics, Inc. (Stock Code: 1801.HK) or Innovent, Ascentage Pharma has achieved coverage of more than 1,000 hospitals in China. During the twelve months ended of December 31, 2025, we entered 825 DTP pharmacies and hospitals, increased approximately 12.4% at this point compared to December 31, 2024. In particular, the number of hospitals where Olverembatinib was included on formulary increased approximately 36.5% to 355 hospitals as of December 31, 2025 from 260 hospitals as of December 31, 2024. We will continue to collaborate with Innovent to accelerate market penetration and build a solid foundation for accessibility.

Lisaftoclax: Rapid Uptake Following Initial Launch

Lisaftoclax was approved in China in July 2025, marking its first commercial launch. It achieved rapid volume ramp-up following approval. Leveraging our established commercialization system, the rapid expansion of our in-house sales force, and strategic partnerships with multiple leading pharmaceutical commercial companies, we achieved nationwide market and distribution channel coverage. At the same time, we moved quickly to expand target hospital coverage and deepen end-market penetration.

Our in-house team covered more than 1,300 hospitals in China. While Lisaftoclax remains in the self-pay phase, it has achieved formal formulary inclusion in several hospitals and has been listed in hospitals in nearly all provinces and municipalities. During the last five months of December 31, 2025, we entered 328 DTP pharmacies and hospitals.

Hospitals Covered and Access Progress

In 2025, driven by business expansion, new product launches and accelerated commercialization, our hospital coverage continued to expand. Currently, Ascentage Pharma’s sales team covers more than 1,500 hospitals nationwide. The Company also continues to advance hospital access. For the twelve months ended December 31, 2025, Olverembatinib has achieved access in 355 hospitals, a net increase of 95 hospitals compared to the end of December 31, 2024, representing a growth of 36.5%. Along with the growth in the number of hospitals with access, access to key hospitals has improved significantly, further optimizing the quality of hospital access and strengthening coverage capability in core terminals.

Evidence Accumulation and Scientific Influence

Ascentage Pharma continued to strengthen its scientific evidence base and scientific influence. As shown below, its core products have been included in, or recommended by, multiple domestic and international clinical practice guidelines and consensus statements.

Olverembatinib Guideline Inclusions/Recommendations:

●	Olverembatinib has been included in the 2025 edition of the Chinese Medical Association’s Guidelines for the Diagnosis and Treatment of Chronic Myeloid Leukemia in China, the 2025 edition of the Chinese Anti-Cancer Association’s Guidelines for Holistic Integrative Management of Cancer (CACA) and the 2025 edition of the CSCO Guidelines , as a second-line recommended agent for CML.

●	Olverembatinib has been included in the 2025 edition of the Chinese Anti-Cancer Association’s Guidelines for Holistic Integrative Management of Cancer (CACA) and the 2025 edition of the CSCO Guidelines , as a first-line recommended agent for Ph+ ALL.

●	In April 2025, Olverembatinib received an upgraded recommendation in the 2025 edition of the CSCO Guidelines for Diagnosis and Treatment of Childhood and Adolescent Leukemia for the treatment of pediatric patients with Ph+ ALL harboring the BCR-ABL1 T315I mutation.

●	Olverembatinib has been included in the 2024 NCCN Guidelines for CML and the updated 2025 European LeukemiaNet (ELN) recommendations.

Lisaftoclax Guideline Inclusions/Recommendations:

●	In April 2025, based on its outstanding clinical data, Lisaftoclax has been recommended in the 2025 CSCO Lymphoma Diagnosis and Treatment Guidelines for the treatment of relapsed/refractory CLL/SLL patients, marking it as the first China-developed BCL-2 inhibitor to receive a CSCO guideline recommendation.

●	In December 2025, the “Clinical Application Guidelines for Lisaftoclax in Hematologic Malignancies (2025 Edition)”, led by the CSCO Leukemia Expert Committee, has been officially released.

Commercial Outlook for 2026

●	In 2026, the company will continue to drive commercial growth under the “dual-engine” strategy. With the continuous implementation of NRDL coverage and deeper end-market penetration, we will further expand hospital coverage and increase nationwide penetration. Olverembatinib is expected to achieve continued growth, supported by sustained prescription growth and improved treatment accessibility. Lisaftoclax will enter its first full year post-launch and is positioned to scale up sales volume leveraging the commercial capabilities already in place and it will move towards NRDL coverage in China.

●	Driven by dual-engine commercialization strategy, we expect to maintain strong growth momentum in 2026. To support this, we will continue to expand our commercial team, not only to meet near-term growth needs but also to build a foundation for long-term market leadership.

●	Furthermore, Ascentage Pharma’s leading hematology-oncology pipeline and ongoing progress in clinical development will provide additional potential drivers for sustainable medium- to long-term growth.

CHEMISTRY, MANUFACTURING AND CONTROL

We have established our own Suzhou facility as our global R&D center and manufacturing facility. The R&D center and the manufacturing center was commissioned into use in the second half of 2021 and the fourth quarter of 2022, respectively.

The Suzhou manufacturing Center has more than 200,000 square feet of space, and the manufacturing capacity for both oral solid tablet and capsule formulations is up to 250 million dosage units per year. We also maintain manufacturing capability at the Suzhou center for injectable drug products, including lyophilized formulations. We have the necessary licenses and approvals to manufacture and supply Olverembatinib oral solid tablets for supply for global clinical trials as well as for commercial sales in the China market. We completed the drug tablet coating, debossing development, and the GMP production of Olverembatinib tablets, thereby preparing for future applications to the global regulatory authorities including the FDA.

Our Global Manufacturing Center and quality management system implemented at the site are compliant with the standards of the EU GMP, marking the achievement of a major milestone that will pave the way for our continued global expansion.

Our Global Manufacturing Center can produce and supply Lisaftoclax for our global clinical trials.

In 2025, Lisaftoclax pre-approval inspections and GMP inpsections for both drug substance and drug product were successfully completed through collaboration of Ascentage Pharma and contract development and manufacturing organizations, or CDMOs, which facilitated Lisaftoclax’s NDA approval in China. After the NDA approval in July 2025, the commercial batch of Lisaftoclax was quickly and successfully manufactured and launched to the market for the first prescriptions issued before end of July, 2025.

In addition, we lease a facility with a size of approximately 50,000 square feet for R&D and manufacturing in China Medical City, Taizhou, Jiangsu Province, China, where we produce and supply preclinical test articles and clinical trial materials for some of our drug candidates. We believe that the existing facilities are adequate for our current needs.

BUSINESS DEVELOPMENT

In addition to our strong in-house research and development team, we have established global collaboration and other relationships with leading biotechnology and pharmaceutical companies as well as academic institutions. We will continue to seek partnerships at the opportune time to maximize the value of our pipeline products.

On June 14, 2024, Ascentage Pharma, Ascentage HK, Ascentage GZ, Ascentage SZ and Takeda Pharmaceuticals International AG or Takeda entered into an Exclusive Option Agreement, pursuant to which we granted Takeda an exclusive option to enter into an exclusive license agreement for Olverembatinib. If exercised, the Option would allow Takeda to license global rights to develop and commercialize Olverembatinib in all territories outside of the PRC, Hong Kong, Macau, Taiwan and Russia. Pursuant to the Exclusive Option Agreement, Ascentage Pharma shall be solely responsible for all clinical development of Olverembatinib before the potential exercise of the Option.

Ascentage Pharma continues to work closely with Takeda to implement the option agreement for Olverembatinib.

UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

Year ended 31 December 2025

	Notes	2025 RMB’000	2024 RMB’000

REVENUE	4	574,120	980,650
Cost of sales		(48,938)	(29,085)

Gross profit		525,182	951,565

Other income and gains	4	103,495	57,359
Selling and distribution expenses		(353,640)	(195,998)
Administrative expenses		(246,281)	(187,125)
Research and development expenses		(1,137,448)	(947,245)
Other expenses		(73,599)	(9,075)
Finance costs		(54,070)	(64,455)
Share of profit/(loss) of a joint venture		314	(281)

LOSS BEFORE TAX	5	(1,236,047)	(395,255)

Income tax expense	6	(6,940)	(10,425)

LOSS FOR THE YEAR		(1,242,987)	(405,680)

Attributable to:
Owners of the parent		(1,242,769)	(405,433)
Non-controlling interests		(218)	(247)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

Basic and diluted
– For loss for the year (RMB)	8	(3.49)	(1.34)

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

Year ended 31 December 2025

	2025 RMB’000	2024 RMB’000
LOSS FOR THE YEAR	(1,242,987)	(405,680)

OTHER COMPREHENSIVE (LOSS)/INCOME

Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations	(41,574)	2,829

Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of the Company	(11,441)	4,120

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR, NET OF TAX	(53,015)	6,949

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(1,296,002)	(398,731)

Attributable to:
Owners of the parent	(1,295,784)	(398,484)
Non-controlling interests	(218)	(247)

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2025

	Notes	2025 RMB’000	2024 RMB’000
NON-CURRENT ASSETS
Property, plant and equipment	9	781,235	849,450
Right-of-use assets		47,827	56,109
Goodwill		24,694	24,694
Other intangible assets		65,936	75,998
Investment in a joint venture		33,030	32,717
Financial assets at fair value through profit or loss (“FVTPL”)		4,000	1,141
Deferred tax assets		31,957	44,236
Other non-current assets		30,725	59,303

Total non-current assets		1,019,404	1,143,648

CURRENT ASSETS
Inventories		28,618	6,597
Trade receivables	10	252,938	83,143
Prepayments, other receivables and other assets		192,532	123,211
Cash and bank balances		2,470,085	1,261,211

Total current assets		2,944,173	1,474,162

CURRENT LIABILITIES
Trade payables	11	106,740	91,966
Other payables and accruals		276,666	258,098
Contract liabilities		37,485	37,485
Interest-bearing bank and other borrowings		1,222,481	779,062

Total current liabilities		1,643,372	1,166,611

NET CURRENT ASSETS		1,300,801	307,551

TOTAL ASSETS LESS CURRENT LIABILITIES		2,320,205	1,451,199

	Notes	2025 RMB’000	2024 RMB’000
NON-CURRENT LIABILITIES
Contract liabilities		210,224	248,460
Interest-bearing bank and other borrowings		757,238	889,435
Deferred tax liabilities		–	5,368
Deferred income		6,500	27,500
Other non-current liabilities		12,031	6,274

Total non-current liabilities		985,993	1,177,037

Net assets		1,334,212	274,162

EQUITY
Equity attributable to owners of the parent
Share capital	12	256	214
Treasury shares		(2,961)	(8)
Reserves		1,327,167	263,988
		1,324,462	264,194
Non-controlling interests		9,750	9,968

Total equity		1,334,212	274,162

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

1.	CORPORATE AND GROUP INFORMATION

The Company is a limited liability company incorporated in the Cayman Islands on 17 November 2017. The registered office of the Company is located at the office of Walkers Corporate Limited, with the registered address of 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The Company is an investment holding company. The Company became the holding company of the subsidiaries upon completion of the reorganization in July 2018. The Company is a global biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global medical needs primarily in hematological malignancies.

The shares of the Company have been listed on the Main Board of the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) since 28 October 2019. In January 2025, the Company completed an initial public offering (“IPO”) with the NASDAQ.

2.1	BASIS OF PREPARATION

These financial statements have been prepared in accordance with IFRS Accounting Standards (which include all International Financial Reporting Standards, International Accounting Standards (“IASs”) and interpretations) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance.

These have been prepared under the historical cost convention, except for financial assets at FVTPL which have been measured at fair value. These financial statements are presented in RMB and all values are rounded to the nearest thousand except when otherwise indicated.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted amendments to IAS 21 Lack of Exchangeability for the first time for the current year’s financial statements. The Group has not early adopted any other standard or amendment that has been issued but is not yet effective.

Amendments to IAS 21 specify how an entity shall assess whether a currency is exchangeable into another currency and how it shall estimate a spot exchange rate at a measurement date when exchangeability is lacking. The amendments require disclosures of information that enable users of financial statements to understand the impact of a currency not being exchangeable. As the currencies that the Group had transacted in and the functional currencies of overseas subsidiaries, joint ventures for translation into the Group’s presentation currency were exchangeable, the amendments did not have any impact on the Group’s financial statements.

In addition, the IASB has issued amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 Disclosures about Uncertainties in the Financial Statements, which added illustrative examples in the corresponding IFRS Accounting Standards. These examples reflect existing requirements in the corresponding IFRS Accounting Standards to report the effects of uncertainties in the financial statements using climate-related examples. Therefore, the amendments do not have an effective date or transitional provisions.

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and amended IFRS Accounting Standards, that have been issued but are not yet effective, in these financial statements. The Group intends to apply these new and amended IFRS Accounting Standards, if applicable, when they become effective.

IFRS 18	Presentation and Disclosure in Financial Statements 2
IFRS 19 and its amendments	Subsidiaries without Public Accountability: Disclosures 2
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[1]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity [1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency [2]
Annual Improvements to IFRS Accounting Standards – Volume 11	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 71

The Group is in the process of making an assessment of the impact of these new and revised IFRS Accounting Standards upon initial application. So far, the Group considers that these new and revised IFRS Accounting Standards, except for IFRS 18, are unlikely to have a significant impact on the Group’s results of operations and financial position. IFRS 18 is expected to be applicable to the Group. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specific totals and subtotals. It also requires disclosure of management-defined performance measures in a note and introduces new requirements for aggregation and disaggregation of financial information. The new requirements are expected to impact the Group’s presentation of the statement of profit or loss and disclosures of the Group’s financial performance.

3.	OPERATING SEGMENT INFORMATION

For management purposes, the Group has only one reportable operating segment, which is discovering, developing and commercializing therapies to address global medical needs primarily in hematological malignancies. Management monitors the operating results of the Group’s operating segment as a whole for the purpose of making decisions about resource allocation and performance assessment. Therefore, no analysis by operating segment is presented.

Geographical information

(a)	Revenue from external customers

	2025	2024
	RMB’000	RMB’000

Chinese mainland	574,120	302,235
Switzerland	–	678,415
Total revenue	574,120	980,650

The revenue information above is based on the locations of the customers.

[1]	Effective for annual periods beginning on or after 1 January 2026
[2]	Effective for annual/reporting periods beginning on or after 1 January 2027
[3]	No mandatory effective date yet determined but available for adoption

(b)	Non-current assets

	2025 RMB’000	2024 RMB’000
Chinese mainland	978,233	1,090,914
United States	4,489	4,474
Others	35	444
Total non-current assets	982,757	1,095,832

The non-current assets information above is based on the locations of the assets and excludes financial instruments and deferred tax assets.

Information about major customers

Revenue from customers amounting to over 10% of the total revenue of the Group in the reporting period is as follows:

	2025 RMB’000	2024 RMB’000
Customer A	436,644	229,895
Customer B	N/A*	678,415
	436,644	908,310

*	These customers generated less than 10% of the total revenue of the Group during the year ended 31 December 2025.

4.	REVENUE, OTHER INCOME AND GAINS

An analysis of revenue is as follows:

Revenue from contracts with customers

Disaggregated revenue information

	2025 RMB’000	2024 RMB’000
Types of goods or services
Sales of products	499,272	260,835
Commercialization rights income	72,629	37,485
Intellectual property income	–	678,415
Others	2,219	3,915
Total	574,120	980,650

Timing of revenue recognition
At a point in time
Sales of products	499,272	260,835
Commercialization rights income (commercial milestone)	35,144	–
Intellectual property income	–	678,415
Over time
Commercialization rights income	37,485	37,485
Others	2,219	3,915
Total	574,120	980,650

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	2025 RMB’000	2024 RMB’000
Commercialization rights income	37,485	37,485

Other income and gains

	2025 RMB’000	2024 RMB’000
Bank interest income	82,125	37,840
Government grants related to income	14,496	9,073
Rental income	4,989	2,324
Foreign exchange gain, net	–	6,694
Others	1,885	1,428
Total other income and gains	103,495	57,359

5.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

	2025 RMB’000	2024 RMB’000
Cost of inventories sold	42,481	27,031
Cost of services provided	2,277	2,054
Write-down of inventories to net realisable value	4,180	–
Depreciation of property, plant and equipment**	65,761	71,184
Depreciation of right-of-use assets**	10,657	11,134
Amortization of intangible assets**	10,062	10,851
Research and development costs	1,137,448	947,245
Employee benefit expense (including directors’ remuneration):
Wages and salaries	404,195	367,008
Equity-settled share-based payment expenses**	20,874	20,924
Pension scheme contributions (defined contribution scheme)*	35,234	34,404
Total	460,303	422,336

Fair value loss, net:
– Financial liabilities at FVTPL	29,533	–
– Financial assets at FVTPL	1,134	832
Loss on disposal of items of property, plant and equipment	18	50
Gain on disposal of items of lease	(684)	(85)
Lease payments not included in the measurement of lease liabilities	329	238
Government grants related to income	(14,496)	(9,073)
Bank interest income	(82,125)	(37,840)
Auditors’ remuneration	5,100	7,900
Penalty	5,777	1,425
Donations	23,395	6,322
Foreign exchange loss/(gain), net	10,161	(6,694)

*	There are no forfeited contributions that may be used by the Group as the employer to reduce the existing level of contributions.

**	The depreciation of property, plant and equipment, the depreciation of right-of-use assets, the amortization of intangible assets and the equity-settled share-based payment expenses for the years are included in “Cost of Sales”, “Research and development expenses”, “Selling and distribution expenses” and “Administrative expenses” in the consolidated statements of profit or loss.

6.	INCOME TAX

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate.

Cayman Islands

Under the current laws of the Cayman Islands, the Company and Ascentage Pharma Group International are not subject to tax on income or capital gain arising in the Cayman Islands. Additionally, upon payments of dividends by these companies to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended 31 December 2025 and 2024, the Company did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

United States

The subsidiary operating in the United States is subject to tax at a maximum of 21.65% and 21.36%, respectively, for the years ended 31 December 2025 and 2024. No provision for income tax has been made as the Group had no assessable profits earned in the United States during the reporting period.

A requirement to capitalize and amortize previously deductible research and experimental expenses resulting from a change in Section 174 made by the Tax Cuts and Jobs Act of 2017 (the “TCJA”) became effective on 1 January 2022. Under the TCJA, the Company is required to capitalize and subsequently amortize R&D expenses over five years for research activities conducted within the U.S and fifteen years for research activities conducted outside of the U.S.

In July 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted, which reinstated current deductibility of domestic research and experimental expenditures and provided an election to accelerate the recovery of previously capitalized costs. The Company did not elect to accelerate the deduction of previously capitalized domestic research and experimental expenditures and will continue to amortize such costs over the remaining statutory periods.

Chinese mainland

The Company’s subsidiaries domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since 1 January 2008, except for the following entities which are eligible for a preferential tax rate.

Healthquest Pharma was certified as a High and New Technology Enterprise (HNTE) and benefited from a preferential corporate income tax rate of 15% for the period from 2022 to 2024. As the company no longer qualifies for HNTE status as of 2025, it is now subject to the statutory tax rate of 25%.

Suzhou Yasheng was recognized as a qualified HNTE under the EIT Law by the relevant government authorities and is subject to a preferential rate of 15% for three years from 2023 to 2025.

Dividends, interest, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The current and deferred components of the income tax expense are as follows:

	2025 RMB’000	2024 RMB’000
Deferred	6,911	10,425
Current	29	–
Total income tax expense for the year	6,940	10,425

7.	DIVIDENDS

The board of directors resolved not to declare any final dividend for the year ended 31 December 2025 (2024: Nil).

8.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 356,130,452 (2024: 302,062,104) outstanding during the year, as adjusted to reflect the rights issued during the year.

No adjustment has been made to the basic loss per share amounts presented for the years ended 31 December 2025 and 2024 in respect of a dilution as the impact of the options and RSUs outstanding had an anti-dilutive effect on the basic loss per share amounts presented.

The calculation of basic loss per share is based on:

	2025	2024
	RMB’000	RMB’000

Loss
Loss attributable to ordinary equity holders of the parent, used in the basic loss per share calculation	(1,242,769)	(405,433)

	Number of shares
	2025	2024

Shares
Weighted average number of ordinary shares outstanding during the year used in the basic loss per share calculation #	356,130,452	302,062,104

#	The weighted average number of shares was after taking into account the effect of treasury shares held.

9.	PROPERTY, PLANT AND EQUIPMENT

At 31 December 2025, the buildings with a net carrying amount of approximately RMB676,985,000 (2024: RMB731,282,000) were pledged to secure general banking loans of the Group.

10.	TRADE RECEIVABLES

	2025	2024
	RMB’000	RMB’000

Trade receivables	252,938	83,143

The Group’s trading terms with its customers are mainly on credit. The credit period is generally 45 to 120 days. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimize credit risk. Overdue balances are reviewed regularly by senior management. The Group does not hold any collateral or other credit enhancements over its trade receivable balances. Trade receivables are non-interest-bearing.

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice date and net of loss allowance, is as follows:

	2025 RMB’000	2024 RMB’000
Within 45 days	252,938	54,484
45 to 120 days	–	28,659
Total	252,938	83,143

11.	TRADE PAYABLES

An aging analysis of the trade payables as at the end of each reporting period, based on the invoice date, is as follows:

	2025 RMB’000	2024 RMB’000
Within 1 month	91,119	72,506
1 to 3 months	3,648	6,288
3 to 6 months	11,973	13,172
Total	106,740	91,966

The trade payables are non-interest-bearing and are normally settled in less than six months.

12.	SHARE CAPITAL AND TREASURY SHARES

In connection with the subscription of shares, 24,307,322 placing shares of the Company were issued and allotted at a price of HK$24.10 per share on 20 June 2024, and an amount of RMB17,305 was credited as share capital.

During the year ended 31 December 2024, the Company issued ordinary shares with respect to the share options under the pre-IPO share option scheme exercised by certain grantees of the Company. In connection with the exercised share options, 656,077 new shares of the Company were issued with a weighted average exercise price of HK$0.01, and an amount of RMB466 was credited as share capital.

In June 2024, the Company issued ordinary shares with respect to the RSUs under the 2021 RSU Scheme exercised by certain selected persons of the Company before 31 December 2024, to those selected persons. In connection with the exercised RSUs, 65,034 new shares of the Company were issued, and an amount of RMB46 was credited as share capital.

In September 2024, 397,949 treasury shares and 2,081,399 treasury shares, being underlying shares of the RSUs granted under the 2022 RSU scheme and the 2018 RSU scheme, were allotted to the employees to settle the bonus due to employees, and amounts of RMB8,630,000 and RMB1,381 were both credited as treasury shares.

In February 2024, the Company instructed the trustee to purchase 100,000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB1,959,000 for the purpose of the 2022 RSU Scheme.

In connection with the vesting of RSUs granted under the 2018 and 2022 RSU Schemes, 939,687 treasury shares were allotted to the employees during the year ended 31 December 2024.

In connection with the subscription of shares, 7,325,000 ADS (represents 29,300,000 of the Company’s ordinary shares) were offered at a price of US$17.25 per ADS on 5 February 2025, followed by an additional 935,144 ADS (represents 3,740,576 of the Company’s ordinary shares) were offered at the same price on 14 February 2025, and 22,000,000 placing shares of the Company were issued and allotted at a price of HK$68.6 per share on 17 July 2025, amounts of RMB39,413 was credited as share capital.

During the year ended 31 December 2025, the Company issued ordinary shares with respect to the share options under the pre-IPO share option scheme exercised by certain grantees of the Company. In connection with the exercised share options, 455,263 new shares of the Company were issued with a weighted average exercise price of HK$0.01, and an amount of RMB327 was credited as share capital.

During June to September 2025, the Company issued ordinary shares with respect to the restricted share units under the 2021 and 2022 RSU Scheme exercised by certain selected persons of the Company before 31 December 2025 to those selected persons. In connection with the exercised restricted share units, 1,008,253 new shares of the Company were issued, and an amount of RMB709 was credited as share capital.

In June 2025, 775,685 ordinary shares and 816,922 ordinary shares, being underlying shares of the restricted share units granted under the 2021 RSU scheme and the 2021 RSU scheme, were allotted to the employees to settle the bonus due to employees, and amounts of RMB545 and RMB574 were credited as share capital.

In April 2025, the Company instructed the trustee to purchase 100,000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB3,590,000 for the purpose of the 2022 RSU scheme.

In connection with the vesting of restricted share units granted under the 2022 RSU Scheme, 17,925 treasury shares were allotted to the employees during the year ended 31 December 2025.

FINANCIAL REVIEW

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

	Year ended December 31,
	2025 RMB’000	2024 RMB’000
Revenue	574,120	980,650
Other income and gains	103,495	57,359
Selling and distribution expenses	(353,640)	(195,998)
Research and development expenses	(1,137,448)	(947,245)
Administrative expenses	(246,281)	(187,125)
Finance costs	(54,070)	(64,455)
Other expenses	(73,599)	(9,075)
Loss for the year	(1,242,987)	(405,680)
Total comprehensive loss for the year	(1,296,002)	(398,731)

1.	Overview

For the year ended December 31, 2025, the Group recorded revenue of RMB574.1 million, as compared with RMB980.7 million for the year ended December 31, 2024, and a total comprehensive revenue of RMB574.1 million, as compared with RMB980.7 million for the year ended December 31, 2024. The loss of the Group was RMB1,243.0 million for the year ended December 31, 2025, as compared with RMB405.7 million for the year ended December 31, 2024. The selling and distribution expenses of the Group was RMB353.6 million for the year ended December 31, 2025, as compared with RMB196.0 million for the year ended December 31, 2024. The research and development expenses of the Group was RMB1,137.4 million for the year ended December 31, 2025, as compared with RMB947.2 million for the year ended December 31, 2024. The administrative expenses of the Group was RMB246.3 million for the year ended December 31, 2025, as compared with RMB187.1 million for the year ended December 31, 2024.

2.	Revenue

For the year ended December 31, 2025, the Group generated revenue of RMB574.1 million from the sales of pharmaceutical products, commercialization rights income from Innovent Suzhou and service income, as compared to RMB980.7 million for the year ended December 31, 2024, representing an decrease of RMB406.6 million, or 41.5%, which was primarily attributable to the recording of an intellectual property income of RMB678.4 million during the year ended December 31, 2024. Revenue from the sales of Olverembatinib increased by RMB194.3 million, or 80.6%, to RMB435.3 million for the year ended December 31, 2025 from RMB241.0 million for the year ended December 31, 2024. We recorded sales revenue of Lisaftoclax in the amount of RMB70.6 million for the year ended December 31, 2025.

3.	Other Income and Gains

The Group’s other income and gains primarily consist of (i) interest income on time deposit at banks; and (ii) government grants related to income. Government grants related to income mainly represent the subsidies received from local governments for the purpose of compensation for expenses arising from research activities and clinical trials, and awards for new drugs development. These government grants related to income were recognized in profit or loss when related costs were subsequently incurred and upon receipt of the acknowledgment of compliance from the government.

Other income and gains for the year ended December 31, 2025 was RMB103.5 million, as compared to RMB57.4 million for the year ended December 31, 2024, representing an increase of RMB46.1 million, or 80.4%, which was primarily attributable to (i) the increase in bank interest income to RMB82.1 million for the year ended December 31, 2025, as compared with RMB37.8 million for the year ended December 31, 2024; (ii) the increase in government grants related to income to RMB14.5 million for the year ended December 31,2025, as compared with RMB9.1 million for the year ended December 31,2024; and (iii) the increase in rental income to RMB5.0 million for the year ended December 31, 2025, as compared with RMB2.3 million for the year ended December 31, 2024.

4.	Selling and Distribution Expenses

The Group’s selling and distribution expenses primarily consist of marketing expenses from Innovent, staff costs and travel and meeting expenses.

For the year ended December 31, 2025, the selling and distribution expenses of the Group increased by RMB157.6 million or 80.4% to RMB353.6 million, as compared to RMB196.0 million for the year ended December 31, 2024. The increase was attributable to the increase in selling and distribution expenses incurred in the commercialization of Lisaftoclax and Olverembatinib.

5.	Research and Development Expenses

The Group’s research and development expenses primarily consist of internal research and development expenses, external research and development expenses, staff costs, IP expenses, materials, depreciation and amortization and RSU expenses of research and development staff.

For the year ended December 31, 2025, the research and development expenses of the Group increased by RMB190.2 million, or 20.1% to RMB1,137.4 million from RMB947.2 million for the year ended December 31, 2024. The increase was attributable to the increased internal research and development expenses.

The following table sets forth the components of our research and development expenses by nature for the periods indicated.

	Year ended December 31,
	2025 RMB’000	2024 RMB’000
Internal research and development expenses	439,563	367,894
External research and development expenses	195,137	125,872
Staff costs	363,621	318,638
IP expenses	12,353	12,518
Materials	38,361	24,576
Depreciation and amortization	23,868	33,439
Share option and RSU expenses of R&D staff	12,791	17,421
Others	51,754	46,887
Total	1,137,448	947,245

6.	Administrative Expenses

For the year ended December 31, 2025, the administrative expenses of the Group increased by RMB59.2 million, or 31.6% to RMB246.3 million from RMB187.1 million for the year ended December 31, 2024. The increase was primarily attributable to the increased staff cost.

The following table sets forth the components of our administrative expenses for the periods indicated.

	Year ended December 31,
	2025 RMB’000	2024 RMB’000
Share option and RSU expenses	4,017	2,861
Staff costs	93,608	63,081
Depreciation and amortization	47,004	51,356
Others	101,652	69,827
Total	246,281	187,125

7.	Finance Costs

Finance costs represented mainly interest expenses from bank borrowings and lease liabilities.

For the year ended December 31, 2025, the finance costs of the Group decreased by RMB10.4 million, or 16.1% to RMB54.1 million from RMB64.5 million for the year ended December 31, 2024. It was due to decreased interest incurred in relation to bank borrowings.

8.	Other Expenses

The Group’s other expenses mainly consisted of fair value loss and donations.

For the year ended December 31, 2025, the Group reported other expenses of RMB73.6 million, as compared to other expenses of RMB9.1 million for the year ended December 31, 2024, which represented an increase of RMB64.5 million, or 711.0%. The increase was primarily attributable to (i) the increase in fair value loss of acquisition of Healthquest Pharma Co., Ltd. in December 2016 to RMB29.5 million for the year ended December 31, 2025, and (ii) the increase in donations to RMB23.4 million for the year ended December 31, 2025, as compared to RMB6.3 million for the year ended December 31, 2024.

The loss on fair value of the financial assets at FVTPL was a non-cash adjustment that represented the change in fair value arising from the common stock of Unity held by the Group.

9.	Profit/(Loss) for the Reporting Period

As a result of the foregoing, the loss of the Company increased by RMB837.3 million, or 206.4%, to RMB1,243.0 million for the year ended December 31, 2025 from RMB405.7 million for the year ended December 31, 2024.

10.	Cash Flows

For the year ended December 31, 2025, net cash outflows used in operating activities of the Group amounted to RMB1,174.1 million, as compared to that of RMB111.4 million for the year ended December 31, 2024, the increase was mainly due to cash inflow of RMB712.9 million from Takeda in 2024.

For the year ended December 31, 2025, net cash outflows used in investing activities of the Group amounted to RMB1,000.1 million, which mainly consisted of (i) the net increase in property, plant and equipment and other intangible assets of RMB27.6 million; and (ii) payment of contingent consideration in relation to our acquisition of Healthquest Pharma in December 2016 of RMB43.3 million and the increase in time deposits with original maturity of more than three months to RMB925.1 million. For the year end December 31, 2024, net cash outflows from investing activities of the Group amounted to RMB362.0 million, which mainly consisted of (i) the net increase in property, plant and equipment and other intangible assets of RMB24.3 million; and (ii) payment of contingent consideration in relation to our acquisition of Healthquest Pharma in December 2016 of RMB9.5 million and the increase in time deposits with original maturity of more than three months to RMB312.2 million.

For the year ended December 31, 2025, net cash inflows from financing activities of the Group amounted to RMB2,540.1 million, which mainly consisted of (i) net proceeds of RMB2,304.9 million from the issuance of shares on the Stock Exchange through the 2025 placing; and (ii) interest paid which amounted to RMB51.3 million. For the year ended December 31, 2024, net cash inflows from financing activities amounted to RMB314.8 million, which mainly consisted of net proceeds of RMB533.9 million from the issuance of shares through 2024 Share Subscription by Takeda.

11.	Key Financial Ratios

The following table sets forth the key financial ratios for the years indicated:

	As at December 31,
	2025	2024
Current ratio(1)	1.8	1.3
Quick ratio(2)	1.8	1.3
Gearing ratio(3)	NA	154.2%

Notes:

(1)	Current ratio is calculated using current assets divided by current liabilities as at the same date.

(2)	Quick ratio is calculated using current assets less inventories and divided by current liabilities as at the same date.

(3)	Gearing ratio is calculated using interest-bearing borrowings less cash and cash equivalents divided by total equity and multiplied by 100%. The decrease was primarily attributable to (i) the increase of cash and bank balances from RMB1,261.2 million for the year ended December 31, 2024 to RMB2,470.1 million for the year ended December 31, 2025; and (ii) the increase of total equity from RMB264.2 million for the year ended December 31, 2024 to RMB1,324.5 million for the year ended December 31, 2025.

12.	Significant Investments

During the Reporting Period, there were no significant investments held by the Group.

13.	Foreign Exchange Risk

Our financial statements are expressed in RMB, but certain of our cash and bank balances, other receivables and other assets, other investments classified as financial assets measured at FVTPL and trade and other payables are denominated in foreign currencies, and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

14.	Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures for the year ended December 31, 2025.

15.	Bank Loans and Other Borrowings

As at December 31, 2025, we had bank loans of RMB1,957.5 million denominated in RMB and lease liabilities of RMB22.2 million.

As at December 31, 2025, RMB46.3 million of the Group’s borrowings were at fixed interest rates.

December 31, 2025

	Effective interest rate per annum (%)	Maturity	RMB’000
Current
Short-term borrowing	2.11-2.50 or 1 year LPR-0.60 to 0.89	2026	1,040,000
Current portion of long term bank loans – unsecured	2.8	2026	2,500
Current portion of long term bank loans – unsecured	1 year LPR-0.45 to 0.75	2026	156,200
Current portion of long-term bank loans – secured*	5 year LPR-0.85	2026	16,498
Lease liabilities	4.00 – 4.35	2026	7,283
Total – current			1,222,481

Non-current
Bank loans – unsecured	1 year LPR-0.45 to 0.75	2027 – 2028	114,900
Bank loans – unsecured	2.8	2027	43,750
Bank loans – secured*	5 year LPR-0.85	2027 – 2038	583,675
Lease liabilities	4.00 – 4.35	2027 – 2028	14,913
Total – non-current			757,238
Total			1,979,719

Note: LPR represents the Loan Prime Rate.

*	The bank loans amounting to RMB600,173,000 (December 31, 2024: RMB599,745,000) were secured by the pledge of the Group’s buildings with a net carrying amount of approximately RMB676,985,000 (December 31, 2024: buildings with a net carrying amount of approximately RMB731,282,000) and right-of-use assets with a net carrying amount of approximately RMB25,338,000 (December 31, 2024: RMB26,468,000) as at December 31, 2025. Such loans were also guaranteed by two of the Group’s subsidiaries.

The unsecured bank loans amounting to RMB140,000,000 (2023: RMB278,070,000) were guaranteed by the Group’s subsidiaries as at December 31, 2025.

The following table sets forth the maturity analysis of the Group’s interest-bearing bank and other borrowings:

	As at December 31,
	2025	2024
	RMB’000	RMB’000

Analysed into:
Within one year	1,222,481	779,062
In the second year	160,201	242,473
In the third to fifth years, inclusive	140,100	159,355
Beyond five years	456,937	487,607
Total	1,979,719	1,668,497

16.	Charges on Group Assets

As at December 31, 2025, the Group had pledged the Group’s right-of-use assets with a carrying amount of approximately RMB25.3 million, the buildings with a carrying amount of approximately RMB677.0 million.

17.	Contingent Liabilities

As at December 31, 2025, the Group did not have any material contingent liabilities.

18.	Liquidity and Financial Resources

The Group adopts a conservative approach for cash management and investment on uncommitted funds. We place cash and cash equivalents (which are mostly held in U.S. dollars, Hong Kong dollars and RMB) in short time deposits with authorized institutions in Hong Kong and China.

As at December 31, 2025, the Group’s cash and bank balances increased to RMB2,470.1 million from RMB1,261.2 million as at December 31, 2024.

As at December 31, 2025, the Group’s cash and bank balances were held mainly in U.S. dollars, Hong Kong dollars and RMB.

As at December 31, 2025, the Group had not used any financial instruments for hedging purposes.

As at December 31, 2025, the current assets of the Group were RMB2,944.2 million, including cash and bank balances of RMB2,470.1 million, inventory balances of RMB28.6 million, trade receivable balances of RMB252.9 million and prepayments, other receivables and other current assets of RMB192.5 million.

As at December 31, 2025, the current liabilities of the Group were RMB1,643.4 million, including trade payables of RMB106.7 million, other payables and accruals of RMB276.7 million, borrowings of RMB1,222.5 million and contract liabilities of RMB37.5 million.

As at December 31, 2025, the non-current liabilities of the Group were RMB986.0 million, including long term borrowings of RMB757.2 million, contract liabilities of RMB210.2 million, long term payables, lease liabilities and deferred income of RMB6.5 million.

19.	Employees and Remuneration Policies

The following table sets forth a breakdown of our employees as at December 31, 2025 by function:

Function	Number	%

Research and Development	447	58.2
Commercial	249	32.5
Administrative and others	71	9.3
Total	767	100.0

As at December 31, 2025, we had 767 full-time employees, including a total of 90 employees with M.D. or Ph.D. degrees. Of these, 447 are engaged in full-time research and development and laboratory operations and 320 are engaged in full-time general and administrative and commercial functions, and business development function. Our research and development personnel includes 90 employees with M.D. or Ph.D. degrees, and many of them have experience working in research institutions and hospitals and in the FDA drug approval process.

Our senior management team has extensive experience and expertise in the biotechnology industry and has been contributive in driving the success of our business. As at December 31, 2025, we had 244 senior employees who have an average of 15 to 20 years of experience in relevant fields.

We have also enjoyed more than 85% retention rate of employee over the last two years, which facilitates the growth of our institutional knowledge base. We are actively recruiting talents globally by offering a collaborative work environment, competitive compensation, effective incentive plans, and the opportunity to work on cutting-edge science projects.

Our employees’ remuneration comprises salaries, bonuses, employee provident fund and social security contributions and other welfare payments. In accordance with applicable Chinese laws, we have made contributions to social security insurance funds (including pension plans, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance) and housing funds for our PRC-based employees. For the year ended December 31, 2024 and 2025, employee benefit expense amounted to RMB434.2 million and RMB532.5 million, respectively.

The Company has also adopted the Pre-IPO Share Option Scheme, the Post-IPO Share Option Scheme, the 2018 RSU Scheme, the 2021 RSU Scheme and the 2022 RSU Scheme.

On June 27, 2025, an aggregate of 824,124 RSUs, representing 824,124 Shares, have been further granted under the 2021 RSU Scheme to 439 selected persons (the “2021 Selected Persons”) of the 2021 RSU Scheme (the “2021 Further Grant”), who are employees of the Group. None of the 2021 Selected Persons is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. The 2021 Further Grant would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury Shares). As such, the 2021 Further Grant will not be subject to approval by the Shareholders in accordance with Rule 17.03D(1) of the Listing Rules.

On November 27, 2025, the Board granted 1,177,256 RSUs (the “2022 Awards”), representing 1,177,256 Shares, under the 2022 RSU Scheme to 145 selected persons (the “2022 Selected Persons of the Second Award”) of the 2022 RSU Scheme (the “2022 Further Grant”), among which (i) 143,363 RSUs to Dr. Yang, the executive Director and the chief executive officer of the Company; (ii) 55,930 RSUs to two non-executive Directors, namely, Dr. Wang and Dr. Lu; (iii) 170,445 RSUs to six independent non-executive Directors, namely Mr. Ye Changqing, Mr. Ren Wei, Dr. Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD; and (iv) 170,000 RSUs to eight service providers (being consultants who are experts in research and development, clinical trials and academia who provides consultancy services and/or other professional services to any member of the Group in connection with drug development and clinical trials in the ordinary and usual course of business of the Group which is in the interests of the long term growth of the Group).

Pursuant to Rule 17.04(1) of the Listing Rules, the further grant of 2022 Awards to Dr. Yang, Dr. Wang, and Dr. Lu had been approved by the independent non-executive Directors, while further grant of 2022 Awards to each of Mr. Ye Changqing, Mr. Ren Wei, Dr. Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD had been approved by the independent non-executive Directors (excluding the respective independent non-executive Director who is the 2022 Selected Person of the 2022 Awards). Save as disclosed in this announcement, none of the 2022 Selected Persons of the 2022 Further Grant is a Director, chief executive or Substantial Shareholder or an associate of any of them. The 2022 Further Grant would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury Shares). As such, the further grant of 2022 Awards to the 2022 Selected Persons under the 2022 Further Grant will not be subject to approval by the Shareholders in accordance with Rules 17.03D(1) or 17.04(4) of the Listing Rules.

Further, the Board proposed to grant 633,243 Options to 33 grantees (the “Option Grantees”) with rights to subscribe for an aggregate of 633,243 ordinary shares of the Company upon exercise of such Options in accordance with the terms of the Post-IPO Share Option Scheme (the “Further Option Grant”), subject to acceptance of the Option Grantees, among which (i) 143,363 Options to Dr. Yang, the executive Director and the chief executive officer of the Company; (ii) 35,930 Options to two non-executive Directors, namely, Dr. Wang and Dr. Lu; (iii) 110,445 Options to six independent non-executive Directors, namely Mr. Ye Changqing, Mr. Ren Wei, Dr. Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD; and (iv) 80,000 Options to seven service providers (being consultants who are experts in research and development, clinical trials and academia who provides consultancy services and/or other professional services to any member of the Group in connection with drug development and clinical trials in the ordinary and usual course of business of the Group which is in the interests of the long term growth of the Group). Pursuant to Rule 17.04(1) of the Listing Rules, further grant of Options to Dr. Yang, Dr. Wang, and Dr. Lu had been approved by the independent non-executive Directors, while the further grant of Options to each of Mr. Ye Changqing, Mr. Ren Wei, Dr. Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD had been approved by the independent non-executive Directors (excluding the respective independent non-executive Director who is the proposed Option Grantees). Save as disclosed in this announcement, none of the Option Grantees is a Director, chief executive or Substantial Shareholder or an associate of any of them. The grant of Options to each of the Option Grantees under the Option Grant would not result in the Shares issued and to be issued in respect of all options and awards granted to each of the Option Grantees (excluding any options and awards lapsed in accordance with the terms of the applicable scheme) in the 12-month period up to and including the date of such grant representing in aggregate over 1% (for the Option Grantees) or 1% of the issued Shares (excluding treasury Shares). As such, the grant of Options to each of the Option Grantees under the Option Grant will not be subject to approval by the Shareholders pursuant to Rules 17.03D(1) or 17.04(4) of the Listing Rules.

On November 27, 2025, under the 2022 Further Grant and the Option Grant, the Board proposed to grant 127,201 RSUs and 103,364 Options to Dr. Zhai under the 2022 RSU Scheme and the Post-IPO Share Option Scheme, respectively (the “Proposed Grant to Dr. Zhai”). Pursuant to Rule 17.04(3) of the Listing Rules, as the Proposed Grant to Dr. Zhai, a Substantial Shareholder of the Company, would result in the Shares issued and to be issued in respect of all RSUs and Options granted (excluding any options and awards lapsed in accordance with the terms of the share schemes adopted by the Company) to her in the 12-month period up to and including the date of the Proposed Grant representing in aggregate over 0.1% of the total issued share capital of the Company (excluding treasury shares), the Proposed Grant to Dr. Zhai shall be subject to approval by the Shareholders at the upcoming AGM. A circular containing, among other things, (i) details in respect of the Proposed Grant to Dr. Zhai; and (ii) a notice convening the AGM, will be despatched to the Shareholders in due course.

For further details of the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme, please refer to the section headed “Statutory and General Information – D. Employee Incentive Schemes” in Appendix IV to the Prospectus. For further details of the 2018 RSU Scheme and the grant of RSUs thereunder, please refer to the prospectus of the Company dated October 16, 2019 and the relevant announcements of the Company dated February 2, 2021, May 29, 2023 and October 24, 2024. For further details of the 2021 RSU Scheme and the grant of RSUs thereunder, please refer to the relevant announcements of the Company dated February 2, 2021, May 21, 2021, June 18, 2021, June 25, 2021, July 14, 2021, July 23, 2021, May 29, 2023, June 27, 2025, November 27, 2025 and December 30, 2025 as well as the circulars of the Company dated August 31, 2021 and April 30, 2025 and the poll results announcements of the Company dated September 20, 2021 and May 19, 2025. For further details of the 2022 RSU Scheme and the grant of RSUs thereunder, please refer to the relevant announcements of the Company dated June 23, 2022, July 14, 2022, May 8, 2023, May 29, 2023, October 24, 2024, June 27, 2025, November 27, 2025 and December 30, 2025.

FUTURE AND OUTLOOK

Our mission is to become a leading global, fully integrated biopharmaceutical company engaged in discovering, developing and commercializing both first- and best-in-class therapies to address global unmet medical needs in cancer. To fulfill this mission, we plan to focus on the following strategies to grow into:

●	Complete ongoing registrational trials to pursue FDA and other international approval of Olverembatinib and advance commercialization in China

Olverembatinib is already approved in China for three CML indications, all of which have been reimbursable under China’s NRDL since the beginning of 2025. Based on the previous clinical results and real-world patient data in China, where it is approved, we believe Olverembatinib has global potential. We are currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called POLARIS-2, of Olverembatinib for CML patients; who have been previously treated with at least two prior TKIs. Also, we are currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called POLARIS-1 of Olverembatinib for first-line Ph+ ALL patients. In addition, we are conducting multinational Phase III registrational trial for SDH-deficient GIST patients.

o	A core part of our strategy is selecting indications and geographies and designing our clinical development plans in a way that would allow us to gain significant market share of the global CML market, which was around US$12.3 billion in 2023 and is expected to grow to US$14.6 billion by 2035, according to the F&S Report. Following Olverembatinib’s success in CML, we plan to advance and complete registrational Phase 3 trials, POLARIS-1 and POLARIS-3, for the treatment of frontline Ph+ ALL and SDH-deficient GIST, respectively.

o	In 2026, the Company will continue to drive commercial growth under the “dual-engine” strategy. With the continuous implementation of NRDL coverage and further deepening of end-market penetration, we will further expand hospital coverage and drive rapid hospital access in China.

●	Complete ongoing registrational trials to pursue FDA and other international approval of Lisaftoclax and advance commercialization in China

o	In July 2025, Lisaftoclax was approved by China’s NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors, which makes Lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor approved globally.

o	We are currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called GLORA-4, of Lisaftoclax in combination with AZA for the treatment of first-line HR-MDS patients. Also, we are currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called GLORA, of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors. In addition, we are conducting multinational Phase III registrational trial for first-line elderly or unfit AML patients and first-line CLL/SLL patients.

o	A core part of our strategy is selecting indications and geographies and designing our clinical development plans in a way that would allow us to gain significant market share in the global CLL/SLL market, which was around US$9.4 billion in 2023 and is expected to grow to US$38.2 billion by 2035, according to the F&S Report. Following lisaftoclax’s success in CLL/SLL, we plan to advance and complete registrational Phase 3 trials, Glora-3 and Glora-4, for the treatment of first-line elderly or unfit AML patients and first-line HR-MDS patients, respectively.

o	Lisaftoclax will enter its first full year post-launch in 2026 and is positioned to ramp up sales volume leveraging the in-house commercial capabilities already established.

●	Progress other clinical stage assets

o	We plan to continue our efforts in developing our other clinical stage pipeline candidates as monotherapies and combination therapies in other hematological malignancies and solid tumors, including APG-3288, APG-5918, APG-2449, APG-115 and APG-1252. Our fully-integrated capabilities can facilitate advancing clinical progress of our pipeline candidates.

●	Continue building our operations strategically for global markets

o	We are a commercial stage biopharmaceutical company with a global footprint. We have integrated capabilities from discovery, clinical development to manufacturing and commercialization. We have established operations in China, the United States, Australia and Europe to conduct and/or support discovery, preclinical studies and clinical trials. We adopt a global clinical development strategy and leverage our CMC and manufacturing to comply with the requirements applicable to clinical trials in accordance with the requirements of the FDA, the NMPA, the EMA, and other comparable regulatory authorities. We have established a fully functional commercialization team with a feasible infrastructure. Driven by dual-engine commercialization strategy, we anticipate sustained high-growth momentum in 2026. To this end, we will continue to scale up commercial team to not only meeting the immediate business growth but, more importantly, to lay the groundwork for market leadership. We plan to continue building our team strategically to support our future development.

●	Opportunistically pursue strategic partnerships and collaborations to maximize the potential of our portfolio

o	Leveraging our strong presence in apoptosis targeting therapies, deep relationships with global key opinion leaders and extensive collaboration with leading bio-technology and pharmaceutical companies and research institutions, we are well positioned to evolve as the partner of choice to provide complementary value to those with the ambition in building and expanding portfolio advantages. We will strategically evaluate potential collaborations with global partners to maximize the value of our portfolio and provide sustainable support to our pipeline development. These initiatives would not only optimize our pipeline but also provide sustainable revenue streams to fund our portfolio development.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Corporate Governance Practices

The Company has applied the principles and code provisions as set out in the CG Code contained in Appendix C1 to the Listing Rules. Save for the deviation disclosed below, in the opinion of the Directors, the Company has complied with all the code provisions as set out in the CG Code during the Reporting Period.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer, and Dr. Yang currently performs these two roles. The Board believes that such arrangement will not impair the balance of power and authority between the Board and the management of the Company, because (a) decisions to be made by the Board require approval by at least a majority of the Directors and that the Board comprises three independent non-executive Directors, which represents at least one third of the Board composition and satisfies the relevant requirement under the Listing Rules, and we believe that there is sufficient check and balance in the Board; (b) Dr. Yang and other Directors are aware of and undertake to fulfil their fiduciary duties as Directors, which require, among other things, that he acts for the benefit and in the best interests of the Company and will make decisions for the Group accordingly; (c) the balance of power and authority is ensured by the operations of the Board which comprises experienced and high caliber individuals who meet regularly to discuss issues affecting the operations of the Company; and (d) strategic decisions and other key business, financial, and operational policies of the Group are formalized collectively after thorough discussion at both Board and senior management levels.

The Board will continue to review the effectiveness of the corporate governance structure of the Group in order to assess whether separation of the roles of chairman of the Board and chief executive officer is necessary.

Model Code

We have also adopted our own code of conduct regarding securities transactions, namely the policy on management of securities transactions by directors (the “Securities Transactions Code”), which applies to all Directors on terms not less exacting than the required standard indicated by the Model Code.

Upon specific enquiry, all Directors confirmed that they have complied with the Model Code and the Securities Transactions Code during the Reporting Period. In addition, the Company is not aware of any non-compliance of the Model Code and the Securities Transactions Code by the senior management of the Group during the year under review.

Purchase, Sale or Redemption of Listed Securities

During the Reporting Period, save for the 2025 Placing, neither the Company nor any of its subsidiaries purchased, sold or redeemed any listed securities (including sale of treasury shares (as defined under the Listing Rules)) of the Company. As at December 31, 2025, the Company did not hold any treasury shares.

Use of Net Proceeds

Use of Net Proceeds from the Global Offering

With the Shares of the Company listed on the Stock Exchange on October 28, 2019, the net proceeds from the Global Offering (including shares issued as a result of the full exercise of the over-allotment option) were approximately HK$369.8 million. There was no change in the intended use of net proceeds as previously disclosed in the Prospectus and as at December 31, 2025, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The table below sets out the planned applications of the net proceeds from the Global Offering and the actual usage up to December 31, 2025.

				Utilized
				amount
	Planned	Planned	Planned	(as at
	allocation of	allocation of	allocation of	December 31,
Use of proceeds	net proceeds	net proceeds	net proceeds	2025
		(HK$ million)	(RMB million)	(RMB million)

Research and development to bring our Core
Product, HQP1351, to commercialization	42%	155.2	138.2	138.2
Ongoing and planned clinical trials of Lisaftoclax APG-1252	13%	48.1	42.8	42.8
Ongoing and planned clinical trials of APG-2575	19%	70.3	62.5	62.5
Ongoing and planned clinical trials of APG-115	19%	70.3	62.5	62.5
Ongoing and planned clinical trials for the rest of the clinical
programs of the Company, APG-1387 and APG-2449	6%	22.2	19.7	19.7
Working capital and general corporate purposes	1%	3.7	3.3	3.3
Total	100.0%	369.8	329.1	329.1

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the Global Offering were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the Global Offering.

Use of Net Proceeds From the 2020 Placing

The closing of the 2020 Placing of 15,000,000 Shares took place on July 15, 2020. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2020 Placing were approximately HK$689.5 million. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated July 8, 2020 and as at December 31, 2025, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The Directors consider that the 2020 Placing represents an opportunity to raise capital for the Company while broadening its Shareholder base. The Directors are of the view that the 2020 Placing would strengthen the financial position of the Group and provide working capital to the Group.

There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated July 8, 2020 and as at December 31, 2025, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The table below sets out the planned applications of the net proceeds from the 2020 Placing and the actual usage up to December 31, 2025.

				Utilized
				amount
	Planned	Planned	Planned	(as at
	allocation of	allocation of	allocation of	December 31,
Use of proceeds	net proceeds	net proceeds	net proceeds	2025
		(HK$ million)	(RMB million)	(RMB million)
Clinical development for other pipeline products, such as APG-2575, APG-115, APG-1387 and APG-1252	60%	413.5	345.0	345.0
Registration, trial production and marketing of the Core Product, HQP1351	20%	138.0	115.0	115.0
Ongoing and planned clinical trials of APG-2575	20%	138.0	115.0	115.0
Total	100%	689.5	575.0	575.0

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the 2020 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2020 Placing.

Use of Net Proceeds From the 2021 Placing

On February 3, 2021, the Company entered into the 2021 Placing and subscription agreement with Ascentage Limited (the “Vendor”) and J.P. Morgan Securities (Asia Pacific) Limited and China International Capital Corporation Hong Kong Securities Limited (the “2021 Placing Agents”), pursuant to which (i) the Vendor agreed to appoint the 2021 Placing Agents, and the 2021 Placing Agents agreed to act as agents of the Vendor to procure not less than six placees (the “2021 Placees”), on a best effort basis, to purchase up to 26,500,000 shares of the Company (the “2021 Placing Shares”) at the price of HK$44.2 per 2021 Placing Share; and (ii) the Vendor agreed to subscribe for, and the Company agreed to issue to the Vendor up to 26,500,000 new shares of the Company at the price of HK$44.2 per Subscription Share (the “2021 Subscription”). The closing of the 2021 Placing took place on February 8, 2021 and the closing of the 2021 Subscription took place on February 11, 2021. A total of 26,500,000 placing Shares have been successfully placed by the 2021 Placing Agents to the 2021 Placees. A total of 26,500,000 subscription Shares had been allotted and issued to the Vendor pursuant to the general mandate granted to the Directors at the AGM held on June 19, 2020. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2021 Placing were approximately HK$1,153.64 million. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated February 3, 2021 and as at December 31, 2025, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The Directors considered that the 2021 Placing represents an opportunity to raise capital for the Company in order to enable the Company to continue the development of its products in its pipeline, while broadening its Shareholder base. The Directors are of the view that the 2021 Placing would further strengthen the financial position of the Group and provide additional working capital to the Group.

The table below sets out the planned applications of the net proceeds from the 2021 Placing and the actual usage up to December 31, 2025.

				Utilized
				amount
	Planned	Planned	Planned	(as at
	allocation of	allocation of	allocation of	December 31,
Use of proceeds	net proceeds	net proceeds	net proceeds	2025
		(HK$ million)	(RMB million)	(RMB million)
Clinical development of the key product candidate, APG-2575	50%	576.8	480.6	480.6
Registrational trials for full approval and the commercialization of the Core Product, HQP1351	20%	230.7	192.2	192.2
Clinical development for other pipeline products such as APG-115 (MDM2-p53 inhibitors currently in Phase Ib/II clinical trial), APG-1387 (pan-IAP inhibitor currently in Phase Ib/II clinical trial) and APG-1252 (Bcl-2/Bcl-xL dual inhibitor currently in Phase I clinical trial)	20%	230.7	192.2	192.2
General corporate purposes	10%	115.4	96.1	96.1
Total	100%	1,153.6	961.1	961.1

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the 2021 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2021 Placing.

Use of Net Proceeds From the 2023 Placing

On January 18, 2023, the Company entered into the 2023 Placing Agreement with Ascentage Limited (the “Vendor”) and J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Asia Limited (the “2023 Placing Agents”), pursuant to which (i) the Vendor agreed to appoint the 2023 Placing Agents, and the 2023 Placing Agents agreed to act as agents of the Vendor, to procure not less than six placees (the “2023 Placees”), on a best effort basis, to purchase up to 22,500,000 shares of the Company (the “2023 Placing Shares”) at the price of HK$24.45 per 2023 Placing Share; and (ii) the Vendor agreed to subscribe for, and the Company agreed to issue to the Vendor up to 22,500,000 new shares of the Company at the price of HK$24.45 per Subscription Share (the “2023 Subscription”). The closing of the 2023 Placing took place on January 20, 2023 and the closing of the 2023 Subscription took place on February 1, 2023. A total of 22,500,000 placing Shares have been successfully placed by the 2023 Placing Agents to the 2023 Placees. A total of 22,500,000 subscription Shares have been allotted and issued to the Vendor pursuant to the generate mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on May 19, 2022. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2023 Placing were approximately HK$543.9 million. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated January 18, 2023 and the Company has fully utilized the net proceeds in accordance with such intended purposes.

The Directors considered that the 2023 Placing represents an opportunity to further raise capital for the Company in order to enable the Company to continue the development of its pipeline candidates, while broadening its Shareholder base. The Directors are of the view that the 2023 Placing would further strengthen the financial position of the Group and provide additional working capital to the Group.

The table below sets out the planned applications of the net proceeds from the 2023 Placing and the actual usage up to December 31, 2025.

				Utilized
				amount
	Planned	Planned	Planned	(as at
	allocation of	allocation of	allocation of	December 31,
Use of proceeds	net proceeds	net proceeds	net proceeds	2025)
		(HK$ million)	(RMB million)	(RMB million)
Clinical trials of the key product candidate APG-2575	50%	272.0	235.1	235.1
Clinical trials of the core product HQP1351	20%	108.8	94.0	94.0
Clinical development of other key product candidates	20%	108.8	94.0	94.0
General corporate purposes	10%	54.4	47.0	47.0
Total	100%	544.0	470.1	470.1

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the 2023 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2023 Placing.

Use of Net Proceeds From the 2025 Placing

On July 14, 2025, the Company entered into the 2025 Placing and subscription agreement with Dajun Yang Dynasty Trust (the “Vendor”) and J.P. Morgan Securities (Asia Pacific) Limited and Citigroup Global Markets Limited (the “2025 Placing Agents”), pursuant to which (i) the Vendor agreed to appoint the 2025 Placing Agents, and the 2025 Placing Agents agreed to act as agents of the Vendor, to procure not less than six placees (the “2025 Placees”), on a best effort basis, to purchase up to 22,000,000 shares of the Company (the “2025 Placing Shares”) at the price of HK$68.60 per 2025 Placing Share; and (ii) the Vendor agreed to subscribe for, and the Company agreed to issue to the Vendor up to 22,000,000 new shares of the Company at the price of HK$68.60 per Subscription Share (the “2025 Subscription”). The closing of the 2025 Placing took place on July 17, 2025 and the closing of the 2025 Subscription took place on July 25, 2025. A total of 22,000,000 placing Shares have been successfully placed by the 2025 Placing Agents to the 2025 Placees. A total of 22,000,000 subscription Shares have been allotted and issued to the Vendor pursuant to the generate mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on May 19, 2025. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2025 Placing were approximately HK$1,492.5 million. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcements of the Company dated February 2, 2025 and February 13, 2025 and the Company will gradually utilize the remaining amount of the net proceeds in accordance with such intended purposes depending on actual business needs.

The Directors considered that the 2025 Placing represents an opportunity to further raise capital for the Company in order to enable the Company to continue the development of its pipeline candidates, while broadening its Shareholder base. The Directors are of the view that the 2025 Placing and the 2025 Subscription would further strengthen the financial position of the Group and provide additional working capital to the Group.

The table below sets out the planned applications of the net proceeds from the 2025 Placing and the actual usage up to December 31, 2025.

							Expected
							timeline for
							utilizing
					Utilized	Unutilized	the remaining
	Planned	Planned	Planned	Utilized	amount	amount	balance of
	allocation of	allocation of	allocation of	amount during	(as at	(as at	net proceeds
	net	net	net	the Reporting	December 31,	December 31,	from the
Use of proceeds	proceeds	proceeds	proceeds	Period	2025)	2025)	2025 Placing
		(HK$ million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)
Commercialization efforts, including expanding coverage and improving patient access	40%	597.0	543.5	14.9	14.9	528.6	December 31, 2026
Global clinical development to advance the core pipeline candidates of the Company	35%	522.4	475.5	13.0	13.0	462.5	December 31, 2026
Infrastructure and working capital to strengthen global operations	25%	373.1	339.7	9.3	9.3	330.4	December 31, 2026
Total	100%	1,492.5	1,358.7	37.2	37.2	1,321.5

(1)	The sum of the data may not add up to the total due to rounding.

(2)	The expected timeline for utilizing the remaining balance of net proceeds is based on the best estimation of the market conditions made by the Group and it is subject to the research and development progress of the Group.

(3)	Net proceeds from the 2025 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2025 Placing.

Use of Net Proceeds From the Subscription of Shares by Innovent

Innovent has subscribed for 8,823,863 Shares at a total consideration of HK$388.25 million (being approximately US$50 million) and at the subscription price of HK$44.0 per Share. The completion of the subscription of Shares by Innovent took place on July 23, 2021. The net proceeds (after the deduction of all applicable costs and expenses) raised from the subscription of Shares by Innovent were approximately HK$388.06 million (being approximately US$49.98 million). There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated July 14, 2021 and as at December 31, 2025, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The strategic equity investment in the Company by Innovent by way of subscription of Shares signifies Innovent’s recognition of the Company’s research and development capabilities, as well as the Company’s growth potential. The equity investment is also expected to provide further financial support to the Company’s global clinical development programs. In addition, in view of the strategic collaboration relationship between the Company and Innovent, the subscription of Shares allows Innovent to further share the Company’s prospects, whereby strengthening the business cooperation between the two groups.

The table below sets out the planned applications of the net proceeds from the subscription of Shares by Innovent and the actual usage up to December 31, 2025.

				Utilized
				amount
	Planned	Planned	Planned	(as at
	allocation of	allocation of	allocation of	December 31,
Use of proceeds	net proceeds	net proceeds	net proceeds	2025)
		(HK$ million)	(RMB million)	(RMB million)
Development and commercialization of the Company’s Core Product, HQP1351	30%	116.42	97.10	97.10
Development of the Company’s key product candidate, APG-2575	70%	271.64	226.40	226.40
Total	100%	388.06	323.50	323.50

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the subscription of Shares by Innovent were received in Hong Kong dollars and translated to RMB for application planning.

Use of Net Proceeds from the 2024 Share Subscription

On June 14, 2024, the Company and Takeda entered into the Securities Purchase Agreement, pursuant to which the Company agreed to issue and allot, and Takeda agreed to subscribe, for a total of 24,307,322 shares at an aggregate consideration of US$75,000,000 (equivalent to approximately HK$585.77 million). The purchase price per shares in the 2024 Share Subscription is HK$24.09850. The closing price of the Shares on June 14, 2024, being the date on which the terms of the Securities Purchase Agreement was fixed, was HK$23.05. The aggregate nominal value of the shares in the 2024 Share Subscription is US$2,430,732.2.

The number of shares in the 2024 Share Subscription represents approximately 8.37% of the then existing issued share capital of the Company and approximately 7.73% of the then enlarged issued share capital of the Company.

All the Share Subscription Conditions Precedent have been satisfied and the Closing took place on June 20, 2024 (after trading hours). An aggregate of 24,307,322 Subscription Shares have been successfully allotted and issued by the Company to Takeda at the Share Purchase Price of HK$24.09850 (equivalent to approximately US$3.08549) per Subscription Share pursuant to the terms and conditions of the Securities Purchase Agreement.

The gross proceeds raised from the 2024 Share Subscription is US$75,000,000 (equivalent to approximately HK$585.77 million) and the net proceeds (after deducting all applicable costs and expenses) arising from the 2024 Share Subscription amount to approximately US$73,000,000 (equivalent to approximately HK$570.15 million). The net price per shares in the 2024 Share Subscription is approximately HK$23.46. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated June 14, 2024 and the Company has fully utilized the net proceeds in accordance with such intended purposes.

The strategic equity investment in the Company by Takeda by way of the 2024 Share Subscription is expected to provide further financial support to the Company’s global clinical development programs.

The table below sets out the planned applications of the net proceeds from the 2024 Share Subscription and the actual usage up to December 31, 2025.

				Utilized	Utilized	Unutilized
				amount	amount	amount
	Planned	Planned	Planned	during the	(as at	(as at
	allocation of	allocation of	allocation of	Reporting	December 31,	December 31,
Use of proceeds	net proceeds	net proceeds	net proceeds	Period	2025)	2025)
		(US$ million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)
Development of the Company’s Core Product, HQP1351 and the Company’s key product candidate, APG-2575	90%	65.7	467.5	115.5	467.5	0
Development of the Company’s other key product candidates	10%	7.3	51.9	12.8	51.9	0
Total	100%	73	519.4	128.3	519.4	0

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the 2024 Share Subscription were received in US dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2024 Share Subscription.

Use of Net Proceeds from the U.S. Initial Public Offering

On January 28, 2025, we completed our U.S. initial public offering in which we offered and sold an aggregate 7,325,000 ADSs at an offer price of US$17.25 per ADS, representing 29,300,000 ordinary shares of the Company for gross proceeds of approximately US$126.4 million (equivalent to approximately HK$983.8 million). On February 13, 2025, in connection with the underwriters’ exercise of their over-allotment option, we issued an additional 935,144 ADSs at an offer price of US$17.25 per ADS, representing 3,740,576 ordinary shares of the Company for gross proceeds of approximately US$16.13 million (equivalent to approximately HK$125.6 million). Each ADS represents 4 ordinary shares. Our ADSs are listed on the NASDAQ under the symbol “AAPG.”

Therefore, we issued a total of 8,260,144 ADSs (representing 33,040,576 ordinary shares). After the issuance, the total number of our issued and outstanding ordinary shares increased from 315,226,005 shares to 348,266,581 shares. The aggregate gross proceeds raised under the offering were approximately US$142.5 million (equivalent to approximately HK$1,109.4 million). The net proceeds under the offering were approximately US$132.5 million (equivalent to approximately HK$1,031.8 million) after deduction of the underwriting discounts and commissions of approximately US$10.0 million (equivalent to approximately HK$77.7 million).

There is no change in our intended use of the net proceeds from our U.S. initial public offering as previously disclosed in our announcements dated February 2, 2025 and February 13, 2025 and the Company will gradually utilize the net proceeds in accordance with such intended purposes.

For details, please refer to the announcements issued by the Company on December 29, 2024, January 21, 2025, January 24, 2025, February 2, 2025, and February 13, 2025.

The table below sets out the planned applications of the net proceeds from the offering and the actual usage up to December 31, 2025.

Expected
timeline for
			Utilized	Utilized	Unutilized	utilizing the
			amount	amount	amount	remaining
	Planned	Planned	during the	(as at	(as at	balance of net
	allocation of	allocation of	Reporting	December 31,	December 31,	proceeds from
Use of proceeds	net proceeds	net proceeds	Period	2025)	2025)	the offering
	(US$ million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)
To pursue NDA approval of Lisaftoclax for R/R CLL in China and to prepare for commercial launch in China, advance the clinical development of Lisaftoclax in the United States and other countries, including completing enrollment for GLORA and pursuing clearance with regulatory authorities to add new trial sites in multiple countries and to pursue additional indications for Lisaftoclax	50.0-60.0	398.4	30.8	30.8	367.6	June 30, 2026

						Expected
						timeline for
			Utilized	Utilized	Unutilized	utilizing the
			amount	amount	amount	remaining
	Planned	Planned	during the	(as at	(as at	balance of net
	allocation of	allocation of	Reporting	December 31,	December 31,	proceeds from
Use of proceeds	net proceeds	net proceeds	Period	2025)	2025)	the offering
	(US$ million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)
To advance the clinical development of Olverembatinib in the United States and other countries, including completing enrollment for POLARIS-2 and pursuing clearance with regulatory authorities to add new trial sites in multiple countries, and to expand the label of Olverembatinib into earlier lines and other indications	30.0-40.0	253.5	19.6	19.6	233.9	June 30, 2026
To fund the research and development of our other product candidates, including completing the Phase 1 clinical trial for APG-5918 in anemia and pursuing clearance to initiate a registrational trial
for alrizomadlin	10.0-20.0	181.1	14.0	14.0	167.1	June 30, 2026
Total	132.5	959.8	74.3	74.3	885.5

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the U.S. initial public offering were received in US dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the U.S. initial public offering.

2021 Warrants

On July 14, 2021, the Company and Innovent entered into a warrant subscription deed, pursuant to which the Company agreed to issue to Innovent 6,787,587 warrants. The initial subscription price of each warrant share upon exercise of the warrants is HK$57.20. The subscription rights attaching to the warrants may be exercised during the period commencing on the date of issuance of the warrants and ending on the date that is 24 months after the date of issuance of the warrants. The warrants have expired in July 2023 and not been exercised.

Audit Committee

The Company has established the Audit Committee with written terms of reference in accordance with the Listing Rules. The Audit Committee comprises two independent non-executive Directors, namely, Mr. Ye Changqing and Ms. Marina S. Bozilenko, and one non-executive Director Dr. Lu Simon Dazhong. Mr. Ye Changqing is the chairman of the Audit Committee.

The Audit Committee has considered and reviewed the accounting principles and practices adopted by the Group and discussed matters in relation to internal control and financial reporting with the management. The Audit Committee has also reviewed and considered that the annual financial results for the year ended December 31, 2025 are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

Auditor

The figures in respect of the Group’s consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income and the related notes thereto for the year ended December 31, 2025 as set out in the preliminary announcement have been agreed by the Company’s auditors to the amounts set out in the Group’s consolidated financial statements for the year. The work performed by the Company’s auditors in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by the Company’s auditors on the preliminary announcement.

Future Plans for Material Investments and Capital Assets

Save as disclosed in this announcement, as at the date of this announcement, there were no future plans regarding material investment or capital assets.

EVENTS AFTER THE REPORTING PERIOD

BTK Degrader APG-3288 Receives IND Clearance from US FDA and China CDE

APG-3288 has received IND clearance from the U.S. FDA in January 2026, and received IND application clearance from the China CDE in February 6, 2026, officially opening a new chapter in the targeted degradation field.

FINAL DIVIDEND

The Board does not recommend the distribution of a final dividend for the year ended December 31, 2025 (year ended December 31, 2024: nil).

ANNUAL GENERAL MEETING

The AGM is scheduled to be held on May 20, 2026. A notice convening the AGM will be published and dispatched to the Shareholders in the manner required by the Listing Rules in due course.

CLOSURE OF THE REGISTER OF MEMBERS

The register of members of the Company will be closed from May 15, 2026 to May 20, 2026, both days inclusive, in order to determine the identity of the Shareholders who are entitled to attend and vote at the AGM, during which period no share transfers will be registered. To be eligible to attend and vote at the AGM, unregistered holders of shares must lodge all properly completed transfer forms accompanied by the relevant share certificates with the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, for registration not later than 4:30 p.m. on May 14, 2026.

PUBLICATION OF ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.ascentagepharma.com).

The annual report for the year ended December 31, 2025 containing all the information required by Appendix D2 to the Listing Rules will be despatched to the Shareholders and published on the websites of the Stock Exchange and the Company in due course.

APPRECIATION

The Board would like to express its sincere gratitude to the Shareholders, management team, employees, business partners and customers of the Group for their support and contribution to the Group.

CHANGE OF COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

The Board announces that Ms. Chan Charmayne (“Ms. Chan”) will resign as (i) the company secretary of the Company (the “Company Secretary”); (ii) an authorised representative of the Company as required under Rule 3.05 of the Listing Rules (the “LR 3.05 Authorised Representative”); and (iii) an authorised representative for accepting service of process and notices on behalf of the Company as required under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Companies Ordinance”) and the person authorised to accept service of process and notices on the Company’s behalf in Hong Kong under Rule 19.05(2) of the Listing Rules (the “CO and LR19.05 Authorised Representative”), all to take effect from April 1, 2026.

Ms. Chan has confirmed that she has no disagreement with the Board and that there is no matter relating to her resignation that needs to be brought to the attention of the Shareholders and the Stock Exchange.

The Board is pleased to announce that Ms. Leung Hoi Yan (“Ms. Leung”) will be appointed as Company Secretary, the LR 3.05 Authorised Representative and the CO and LR19.05 Authorised Representative, all to take effect from April 1, 2026. She is a member of the Hong Kong Institute of Certified Public Accountants and has more than 19 years of experience in the accounting and financial management fields. Ms. Leung meets the qualification requirements for company secretary under Rule 3.28 of the Listing Rules.

The Board would like to take this opportunity to thank Ms. Chan for her valuable contributions to the Company during her tenure of service and also extend its welcome to Ms. Leung on her upcoming appointment.

DEFINITIONS

Unless the context requires otherwise, the expressions used in this announcement shall have the meanings as follows:

“2018 RSU Scheme”	the restricted share unit scheme approved by the Board on July 6, 2018 (as amended from time to time)

“2020 Placing”	the placing of 15,000,000 Shares at a price of HK$46.80 each pursuant to the terms and conditions of the 2020 Placing Agreement

“2020 Placing Agreement”	the placing agreement entered into among the Company, Citigroup Global Markets Limited and J.P. Morgan Securities (Asia Pacific) Limited dated July 8, 2020 in relation to the 2020 Placing

“2021 Placing”	the placing and subscription of 26,500,000 Shares at a price of HK$44.20 each pursuant to the terms and conditions of the 2021 Placing Agreement

“2021 Placing Agreement”	the placing and subscription agreement entered into among the Company, the Founders SPV, J.P. Morgan Securities (Asia Pacific) Limited and China International Capital Corporation Hong Kong Securities Limited dated February 3, 2021 in relation to the 2021 Placing

“2021 RSU Scheme”	the restricted share unit scheme approved by the Board on February 2, 2021 (as amended from time to time)

“2021 Warrants”	the unlisted warrants issued by the Company to Innovent pursuant to the Warrant Subscription Deed

“2022 RSU Scheme”	the restricted share unit scheme approved by the Board on June 23, 2022 (as amended from time to time)

“2023 Placing”	the placing and subscription of 22,500,000 Shares at a price of HK$24.45 each pursuant to the terms and conditions of the 2023 Placing Agreement

“2023 Placing Agreement”	the placing and subscription agreement entered into among the Company, the Founders SPV, J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Limited dated January 18, 2023 in relation to the 2023 Placing

“2024 Share Subscription”	the purchase of the 24,307,322 new Shares issued by the Company under the general mandate by Takeda pursuant to the Securities Purchase Agreement

“2025 Placing”	the placing of 22,000,000 Shares at a price of HK$68.60 each pursuant to the terms and conditions of the 2025 Placing Agreement

“2025 Placing Agreement”	the placing agreement entered into among the Company, Dajun Yang Dynasty Trust, J.P. Morgan Securities (Asia Pacific) Limited and Citigroup Global Markets Limited dated July 14, 2025 in relation to the 2025 Placing

“AACR”	American Association for Cancer Research

“ADS(s)”	American depositary share(s), each ADS represents 4 Ordinary Shares

“AGM”	annual general meeting of the Company

“ALK”	anaplastic lymphoma kinase

“ALL”	acute lymphoblastic leukemia

“AML”	acute myelogenous leukemia

“APG-115”	our novel, orally active small molecule MDM2-p53 inhibitor

“APG-1252”	our novel, highly potent, small molecule drug designed to restore apoptosis, or programmed cell death, through selective inhibition of the Bcl-2/Bcl-xL proteins

“APG-1387”	our novel, small molecule inhibitor of the IAP

“APG-2449”	our third-generation inhibitor of the FAK, ROS1 and ALK kinases

“APG-2575”	our novel, orally administered Bcl-2 inhibitor

“APG-5918”	our potent, orally available, and selective EED inhibitor

“ASCO”	American Society of Clinical Oncology

“Ascentage”	collectively, Ascentage Pharma, Ascentage HK, Ascentage GZ, Ascentage SZ

“Ascentage GZ” or “Guangzhou Healthquest”	Guangzhou Healthquest Pharma Co. Ltd.* (廣州順健生物醫藥科技有限公司), a company established under the laws of the PRC with limited liability and an indirect wholly-owned subsidiary of the Company

“Ascentage HK”	Ascentage Pharma Group Corp Limited (亞盛醫藥集團(香港)有限公司), a limited liability company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of the Company

“Ascentage SZ”	Suzhou Ascentage Pharma Co., Ltd.* (蘇州亞盛藥業有限公司), a company established under the laws of the PRC with limited liability and an indirect wholly-owned subsidiary of the Company

“AstraZeneca”	AstraZeneca PLC, a UK-Swedish multinational pharmaceutical and biopharmaceutical company headquartered in the United Kingdom, an Independent Third Party

“Audit Committee”	the audit committee of the Board

“Bcl-2”	B-cell lymphoma 2

“Bcl-2/Bcl-xL”	B-cell lymphoma 2/B-cell lymphoma extra-large; a member of the Bcl-2 family proteins, and acts as an anti-apoptotic protein by preventing the release of mitochondrial contents such as cytochrome c, which leads to caspase activation and ultimately, programmed cell death

“BCR”	breakpoint cluster region

“BCR-ABL”	a fusion gene formed by the ABL gene from chromosome 9 joining to the BCR gene on chromosome 22, which is found in most patients with chronic myelogenous leukemia (CML), and in some patients with acute lymphoblastic leukemia (ALL) or acute myelogenous leukemia (AML)

“Board”	the board of directors of the Company

“BTK”	Bruton’s tyrosine kinase inhibitor

“BVI”	the British Virgin Islands

“CDE”	the center of drug evaluation of China

“CG Code”	the “Corporate Governance Code” as contained in Appendix C1 to the Listing Rules

“CLL”	chronic lymphocytic leukemia; a slowly progressing, liquid form of tumor that causes an excess of white blood cells in the bone marrow, blood, liver, and spleen

“CLL/SLL”	chronic lymphocytic leukemia/small lymphocytic lymphoma

“Closing”	closing under the Securities Purchase Agreement

“CML”	chronic myeloid/myelogenous leukemia; a type of cancer that affects the blood and bone marrow

“CML-AP”	accelerated-phase CML

“CML-CP”	chronic-phase chronic myeloid leukemia

“Company” or “Ascentage Pharma”	Ascentage Pharma Group International (亞盛醫藥集團), an exempted company incorporated in the Cayman Islands with limited liability on November 17, 2017

“Core Product”	has the meaning ascribed to it in Chapter 18A of the Listing Rules

“Directors”	the director(s) of the Company, including all executive, non-executive and independent non-executive directors

“Dr. Guo”	Dr. Guo Edward Ming, a Substantial Shareholder

“Dr. Lu”	Dr. Lu Simon Dazhong, an non-executive Director

“Dr. Sidransky”	Dr. David Sidransky, an independent non-executive Director and the lead independent non-executive Director

“Dr. Wang”	Dr. Wang Shaomeng, a non-executive Director and Substantial Shareholder

“Dr. Yang”	Dr. Yang Dajun, an executive Director, chairman, chief executive officer, Substantial Shareholder, and spouse of Dr. Zhai

“Dr. Zhai”	Dr. Zhai Yifan, chief medical officer, Substantial Shareholder, and spouse of Dr. Yang

“Dr. Zhai SPV”	Healthquest Pharma Limited, a company incorporated in BVI with limited liability and wholly owned by Dr. Zhai (for herself and as settlor of the Yifan Zhai Dynasty Trust), and a Substantial Shareholder

“EED”	Embryonic Ectoderm Development

“EGFR”	epidermal growth factor receptor

“Exclusive Option Agreement”	the exclusive option agreement dated June 14, 2024 entered into among Ascentage and Takeda in relation to, among other things, research, development, import, export, manufacture, usage, commercialization and exploitation of Olverembatinib

“FAK”	focal adhesion kinase; an enzyme involved in cellular adhesion (how cells stick to each other and their surroundings) and spreading processes (how cells move around)

“FDA”	U.S. Food and Drug Administration

“Founders SPV”	Ascentage Limited, a company incorporated in BVI with limited liability which is owned by Dr. Yang (for himself and as settlor of the Yang Family Trust) as to 45.53%, Dr. Guo (for himself and as settlor of the Guo Family Trust) as to 27.69% and Dr. Wang (for himself and as settlor of the Wang Family Trust) as to 26.78%, a Substantial Shareholder

“FVTPL”	fair value through profit or loss

“GIST”	gastrointestinal stromal tumor

“Global Offering”	The Hong Kong public offering and the international offering as defined in the Prospectus

“GMP”	good manufacturing practice

“Group”, “we”, “our” or “us”	the Company and its subsidiaries from time to time

“Guo Family Trust”	Ming Edward Guo Dynasty Trust, a discretionary family trust established by Dr. Guo as settlor for the benefits of Dr. Guo’s family members, of which South Dakota Trust is a trustee

“Healthquest Pharma”	Guangzhou Healthquest Pharma Co., Ltd. (廣州順健生物醫藥科 技有限公司), a limited liability company incorporated in the PRC on July 3, 2012, an indirectly wholly-owned subsidiary of the Company

“HK$” or “Hong Kong dollars” or “HKD”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HQP1351”	formerly known as D824, or GZD824; our third-generation BCR-ABL inhibitor, which was designed to overcome drug resistance caused by BCR-ABL kinase mutants such as T315I mutants

“IAP”	inhibitors of apoptosis protein

“IFRS”	International Financial Reporting Standard, as issued from time to time by the International Accounting Standards Board

“IND”	investigational new drug, an application and approval process required before drug candidates may commence clinical trials

“Innovent”	Innovent Biologics, Inc. (信達生物製藥), an exempted company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 1801)

“Innovent Suzhou”	Innovent Biologics (Suzhou) Co., Ltd. (信達生物製藥(蘇州)有限 公司), a company with limited liability established under the laws of the PRC and controlled by Innovent

“IP”	intellectual property

“Lisaftoclax (APG-2575)”	a novel, orally administered Bcl-2 inhibitor

“Listing”	the listing of the Shares on the Main Board of the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Main Board”	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange

“MDM2”	Murine Double Minute 2

“MDS”	myelodysplastic syndrome; group of cancers in which immature blood cells in the bone marrow do not mature and therefore do not become healthy blood cells

“MM”	multiple myeloma

“Model Code”	the “Model Code for Securities Transactions by Directors of Listed Issuers” set out in Appendix C3 to the Listing Rules

“MPNST”	malignant peripheral nerve sheath tumor

“NASDAQ”	National Association of Securities Dealers Automated Quotations

“NCCN”	National Comprehensive Cancer Network

“NDA”	New Drug Application

“NMPA”	National Medical Products Administration of the PRC, formerly known as the China National Drug Administration, or CNDA, and the China Food and Drug Administration, or CFDA

“NRDL”	National Reimbursement Drug List

“NSCLC”	non-small cell lung cancer

“ODD”	Orphan Drug Designations

“Option”	the exclusive option granted by Ascentage to Takeda to enter into an exclusive license agreement, pursuant to the terms of the Exclusive Option Agreement

“PD-1”	Programmed cell death protein 1, a cell surface receptor that belongs to the immunoglobulin superfamily and is expressed on T cells and pro-B cells

“PFS”	progression-free survival

“Ph+ ALL”	philadelphia-positive acute lymphoblastic leukemia

“Post-IPO Share Option Scheme”	the post-IPO share option scheme approved by the Board on September 28, 2019 as amended from time to time

“PRC” or “China” or “Mainland China”	the People’s Republic of China and for the purposes of this announcement only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, Macau and Taiwan

“Pre-IPO Share Option Scheme”	the pre-IPO share option scheme approved by the Board on July 13, 2018 as amended from time to time

“Prospectus”	the prospectus of the Company dated October 16, 2019

“R&D”	research and development

“relapse/refractory” or “R/R”	disease or condition which become progressive after treatment (relapsed) or does not respond to the initial treatment (refractory)

“Reporting Period”	the one-year period from January 1, 2025 to December 31, 2025

“RMB”	Renminbi, the lawful currency of the PRC

“RSU(s)”	restricted share unit(s)

“SCLC”	small cell lung cancer

“SDH-”	succinate dehydrogenase-

“Securities Purchase Agreement”	the securities purchase agreement dated June 14, 2024 entered into between the Company and Takeda in relation to the 2024 Share Subscription

“Shareholders”	holder(s) of the Share(s)

“Shares”	ordinary share(s) of US$0.0001 par value each in the share capital of the Company

“Share Purchase Price”	HK$24.09850 (equivalent to approximately US$3.08549), which is the share purchase price for each Subscription Share under the Securities Purchase Agreement

“Share Subscription Conditions Precedent”	the conditions precedent to the 2024 Share Subscription

“South Dakota Trust”	South Dakota Trust Company LLC, the trustee of each of Founders Family Trusts and Zhai Family Trust

“Stock Exchange”	The Stock Exchange of Hong Kong Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited

“Substantial Shareholder(s)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires refers to Dr. Yang, Dr. Wang, Dr. Guo, Dr. Zhai and Dr. Zhai SPV

“T315I”	a type of mutation that sometimes results in the failure of tyrosine kinase inhibitor (TKI) treatment

“Takeda”	Takeda Pharmaceuticals International AG, a company established under the laws of Switzerland

“TKI”	tyrosine kinase inhibitor; a type of pharmaceutical drug that inhibits tyrosine kinases

“United States” or “U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“Unity”	Unity Biotechnology, Inc., a company listed on NASDAQ

“US$” or “U.S. dollars”	United States dollars, the lawful currency of the United States

“Wang Family Trust”	Shaomeng Wang Dynasty Trust, a discretionary family trust established by Dr. Wang as settlor for the benefits of Dr. Wang’s family members, of which South Dakota Trust is a trustee

“WM”	waldenström macroglobulinemia

“Yang Family Trust”	Dajun Yang Dynasty Trust, a discretionary family trust established by Dr. Yang as settlor for the benefits of Dr. Yang’s family members, of which South Dakota Trust is a trustee

“Zhai Family Trust”	Yifan Zhai Dynasty Trust, a discretionary family trust established by Dr. Zhai as settlor for the benefits of Dr. Zhai’s family members, of which South Dakota Trust is a trustee

“%”	per cent

By order of the Board
Ascentage Pharma Group International
Dr. Yang Dajun
Chairman and Executive Director

Suzhou, the PRC, March 25, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1..	Dr. Lu Simon Dazhong satisfies the independence requirements of the U.S. Securities and Exchange Commission and NASDAQ corporate governance requirements

2.	Dr. David Sidransky is the lead independent non-executive Director.